FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 13, 2002



QSC AG
(Translation of registrant's name into English)

Mathias-Brüggen-Straße 55
50829 Cologne
Germany

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSC AG
(Registrant)

By:
Title: Chief Executive Officer

Date: May 13, 2002

# ANNUAL REPORT 2001

QSC



# QSC AT A GLANCE

| All amounts in million EUR | 2001 | 01/01/-31/12/ 2000 |
|---|---|---|
| Revenues | 29.4 | 5.0 |
| EBITDA [1] | -85.4 | -79.4 |
| EBIT [2] | -113.0 | -98.0 |
| Net loss | -104.9 | -89.2 |
| Net loss per common share [3] (in EUR) | -1.04 | -1.15 |
| Equity | 240.0 [4] | 339.1 [5] |
| Balance Sheet Total | 298.0 [4] | 419.7 [5] |
| Equity ratio (in %) | 80.5 | 80.8 |
| Capital Expenditure | 41.7 | 85.8 |
| Liquidity | 153.8 [4] | 294.8 [5] |
| Share price as of 31/12/ (in EUR) | 1.25 | 3.98 |
| Number of shares as of 31/12/ | 105,008,714 | 105,008,714 |
| Market capitalisation as of 31/12/ | 131.3 | 417.9 |
| Employees | 263 [4] | 194 [5] |

[1] Earnings before interest, taxes, depreciation and amortization

[2] Earnings before interest and taxes

[3] basic and diluted

[4] as of December 31, 2001

[5] as of December 31, 2000

THE INTERNET IS CHANGING THE WORLD

BROADBAND WILL CHANGE THE INTERNET

QSC IS THE BROADBAND SOLUTION

Letter to the Shareholders 02
CEO Dr. Bernd Schlobohm about QSC's strategic position

*Corporate Governance* 04
Experienced Management and Supervisory Board

Report of the Supervisory Board 06
John C. Baker on QSC

**Company Report**

14 Business Development
Focus on pro-active marketing

16 Applications
En route to becoming a broadband service provider

18 Sales
Sales and marketing of central importance

20 Market
The future is broadband

22 Regulation
Regulation under close scrutiny

24 Technology
High-tech Germanywide

26 Employees
A quality team builds the base of success

28 Outlook
QSC stays on course – revenue growth continues

30 Capital Market
QSC caught up in Neuer Markt tumble

**QSC's overview**

Audit Certificate 32

Statements of Operations 33

Balance Sheets 34

Statements of Cash Flow 36

Statements of Equity 38

**Appendix**

40 Notes

65 M D & A

74 Glossary

77 Calendar/Contacts

**Dear Shareholders,**

While it was a successful year for QSC, it was a difficult one for the capital markets. The last year saw us oscillate between these two extremes. The QSC share development left a lot to be desired: the continued scepticism towards technology shares in general and telecommunication stocks in particular weighed heavily on our share price.

Despite this difficult environment, we made good progress on our way to our central objective: to reach EBITDA break-even in the course of 2003. During the last year, we were able to more than quintuple sales while visibly reducing quarterly cash outflow at the same time.

**Successful start of Q-DSL marketing**

The sales growth was driven by the successful launch of our Q-DSL product family and the continuing sales of DSL connections to our sales partners. Our focus on business and premium residential customers, who want a broadband service provider giving them not only high bandwidth but also a reliable service, has started to pay off. We are particularly successful in attracting small and medium-sized businesses as well as residential high-speed surfers. Time and again, the trade press has published test reports emphasising the high quality of QSC products. All of the above has contributed towards QSC strengthening its foothold as one of Germany's leading alternative DSL service provider.

There is not getting away from the fact that the ex-monopolist, Deutsche Telekom, is by far the largest competitor in the German DSL mass market. We do not shun their competition; QSC products and services stack up favourably in terms of quality, price and customer satisfaction. For the competition with Deutsche Telekom to be fair, however, we need a level playing field – a prerequisite we found sadly lacking on several occasions in 2001.

After two years of failed attempts at liberalising the DSL market, I count on the Regulator to create a framework in 2002, which enables fair competition in a market of utmost importance to Germany's future. Only fair competition can create an environment where customers are able to choose the best possible product and service from a wide range of different offers at fair market prices. And I am sure: many users will opt for Q-DSL.

I am just as certain about the future of the QSC stock. As already mentioned, many investors and analysts currently display extreme caution to the alternative telecommunication sector. Nevertheless, we are confident that our ongoing open and intensive communication with the financial community will show its positive effects.

**With DSL into a new Internet era**

DSL technology opens up a whole array of fascinating new possibilities. For many businesses, broadband is the road into the Internet era: fast information retrieval; virtual project teams and video conferencing from behind your desk are not possible without it. For residential customers, DSL has opened up a whole new dimension of home entertainment, enabling applications such as video-on-demand and interactive gaming. QSC will continue to pioneer both proprietary and co-operative Web initiatives to develop and enhance the potential of the second generation Internet.

Our position as technology and market leader is the result of an outstanding team effort. Each and every QSC employee has contributed to our success. My sincere thanks to them for their competence and commitment.

I would also like to thank you, our shareholders, for your continued confidence and support. I assure you that we at QSC will do everything in our power to build on our position as an alternative DSL service provider.

Yours sincerely,

Dr. Bernd Schlobohm

# EXPERIENCED MANAGEMENT









**Dr. Bernd Schlobohm**

The engineering post graduate founded QSC and heads engineering and strategy.

**Gerd Eickers**

The experienced telecommunications specialist is also a co-founder. He is responsible for customer service, order management and regulatory affairs.

**Markus Metyas**

The former investment banker is in charge of finance, human resources and legal affairs.

**Bernd Puschendorf**

With many years of first hand sales experience, he has assumed responsibility for the areas sales and marketing in March 2002.

# SUPERVISORY BOARD.

**John C. Baker**

Chairman of the Supervisory Board

Founder of Baker Capital and a General Partner in the Baker Communications Funds which represent the largest shareholder of QSC.

**Herbert Brenke**

Deputy Chairman of the Supervisory Board

The independent consultant in the telecommunications industry built up the mobile telekommunication provider E-Plus and is chairman of the Supervisory Board of Telegate AG.

**Manjit Dale**

Managing Director of Deutsche Bank Capital Partners, London until February 2002.
The private equity arm of Deutsche Bank invested in QSC at a pre-IPO stage.

**Ashley Leeds**

The senior member of Baker Capital has had extensive private equity and investment banking experience all focused in the communications sector.

**David Ruberg**

A computer scientiest and former Chairman of Intermedia (US CLEC company) and DIGEX (US web hosting company), currently representing Baker Capital on the boards of high tech companies.

**Claus Wecker**

The lawyer and partner of international law firm White & Case, Feddersen serves on the Supervisory Board since May 17, 2001. He also holds a seat on the Supervisory Board of ASKK Holding AG.

The Supervisory Board has been informed about the course of business on a regular basis. It approved the annual financial statements without qualifications and would like to thank the Management Board and all the employees for their work.

# Report of the Supervisory Board.

In accordance with legal requirements and the articles of incorporation, the Supervisory Board monitored and advised the Management Board in the financial year 2001.

Mr. Claus Wecker was re-elected as member of the Supervisory Board at the shareholders' meeting on May 17, 2001 after a break of a little more than one year.

Particularly at four meetings held on March 15, May 16, August 16, and November 15, 2001, as well as in a telephone conference on December 13, 2001 and by means of several written submittals regarding specific topics, the Supervisory Board was informed in detail, on the basis of the Management's ongoing reporting, about the course of business, the company's economic situation and about all transactions of significance for the profitability and cash flow situation of the company.

By resolution of May 16, 2001, the Supervisory Board established a "Compensation Committee" with specific responsibility for negotiating, closing and changing the employment contracts of the Management Board, principally with regard to the remuneration. Members of the Compensation Committee that was completed by resolution of November 15, 2001 and on the same day started its work with the first and only formal meeting during the financial year 2001, are Mr. John C. Baker, Mr. Herbert Brenke and Mr. David Ruberg.

The Supervisory Board discussed key aspects of the company's business policies and operations with the Management Board. Its approval was obtained for all measures for which such approval is required by law, the Articles of Incorporation or the rules of procedure of the Management Board.

Major topics at the various meetings held during the past financial year were current business development, business planning and strategy, particularly the development of new products and sales channels, the investments in Netchemya S.p.A., Milan, GINKO AG in Aachen and COMpoint GmbH in Vellmar (near Kassel), questions of internal organization, effective cost management and long term financial budgeting as well as evaluating the results of the risk management system.

The annual financial statements of QSC AG pursuant to HGB (German Commercial Code) as at December 31, 2001 as well as the consolidated financial statements pursuant to US GAAP as at December 31, 2001, the management report and the consolidated management report were presented to the Supervisory Board, examined by it and discussed with the auditors mandated by the Supervisory Board, namely Arthur Andersen Wirtschaftsprüfungsgesellschaft, Steuerberatungsgesellschaft mbH (a firm of chartered accountants and tax consultants), Eschborn/ Frankfurt am Main, at the meeting on March 14, 2002. The HGB-annual financial statements of the company for the year 2001 were granted an unqualified auditor's certificate. The consolidated financial statements were also reviewed by Arthur Andersen and received an unqualified auditor's certificate, too.

Having conducted its own examination, the Supervisory Board has no objections against the annual financial statements of QSC AG for the 2001 financial year pursuant to HGB and the consolidated financial statements pursuant to US GAAP as well as the management report and the consolidated management report and concurs with the findings of the auditors.

At its meeting on March 14, 2002, the Supervisory Board approved the consolidated financial statements pursuant to US GAAP and approved the annual financial statements pursuant to HGB, which have therefore been formally established.

The Supervisory Board would like to thank the Management Board and all employees of the company for their commitment and dedication without which the company's successful development in the past financial year would not have been possible.

On behalf of the Supervisory Board

John C. Baker
Chairman of the Supervisory Board

INTERNET POWER USERS AND DEDICATED ONLINE GAMERS REQUIRE LARGE BANDWIDTHS AND EXTREMELY LOW PING TIMES.

# HIGH SCORE THROUGH HIGH SPEED

## Q-DSL HOME



HIGH QUALITY CUSTOMER SERVICE REQUIRES A HIGH STANDARD OF COMMUNICATION INTERFACES. TO THAT EXTENT, SELF EMPLOYED USERS AND SMALL COMPANIES DEMAND RELIABLE SOLUTIONS THAT ARE EASY TO USE AND ENSURE A HIGHLY PREDICTABLE COST BASIS.

## EASY TO USE

## Q-DSL OFFICE

[illegible]



SPEED CONTINUES TO GAIN IMPORTANCE IN AN ENVIRONMENT OF INTENSE COMPETITION FOR ORDERS AND PROFITS. CORPORATE USERS OF HIGH VOLUMES OF SENSITIVE OR TIME CRITICAL DATA THEREFORE REQUIRE LARGE BANDWIDTHS.

# NON COMPROMISING PERFORMANCE

## Q-DSL BUSINESS



# FOCUS ON PRO-ACTIVE MARKETING.

**Evolution to a DSL service provider //** 2000 was the year of building the QSC high-performance DSL-network in Germany's 40 largest cities; 2001 was the year of developing and marketing proprietary end-user products and services.

Here are some of the milestones on QSC's migration path from a pure broadband Internet access provider to a DSL-based service provider:

- In the spring of 2001, QSC completed its network covering Germany's 40 largest cities.
- Also in the spring of 2001, QSC completed its national backbone, linking the individual city networks.
- QSC presented its end-user product Q-DSL business to the public at the CeBIT fair 2001. The Q-DSL product portfolio was rounded off with the launch of Q-DSL home and Q-DSL office later in the year.
- QSC established a nationwide network of sales partners – more than 400 companies are selling the products and services of QSC AG.
- Sustained marketing efforts throughout the year have enhanced the market awareness of the Q-DSL product portfolio.
- At the same time, QSC has been focusing on alliances with content providers. Content offers not only allow users to fully appreciate the superior quality of the Q-DSL product family but make an ideal online marketing tool as well. Since November 2001, for example, football fans can watch excerpts and background information from the "ran" TV sports programme on the Internet only hours after the final whistle in German premier league football matches. One has to be a Q-DSL user to receive this service in what is nearly television quality.

**Sales more than quintupled**

**Business trend shows dynamic growth //** QSC's revenue development is a consequence of the company's rigorous and disciplined implementation of its corporate strategy. In 2001, QSC generated revenues of EUR 29.4 million, increasing previous year's revenues more than fivefold (2000: EUR 5.0 million). EUR 9.2 million thereof were generated in the last quarter of 2001 alone (last quarter of 2000: EUR 3.3 million). QSC had four straight quarters of sequential revenue growth in 2001, fulfilling market expectations.

The number of DSL lines sold increased steadily during the year. As at December 31, 2001, QSC had sold a total of 32,973 lines (December 31, 2000: 9,090). 22,866 of these generated revenues in the course of the 2001 financial year. The remaining 10,107 lines will generate revenues in the current business year. The EBITDA loss for the year was satisfactory. Having been projected at EUR –85.0 million to EUR –100.0 million, the reported EBITDA loss of EUR –85.4 million (2000: EUR –79.4 million) came in at the low end of the projection. The optimisation of margins as well as improvements to the product mix and, above all, strict cost management had a positive impact on QSC's EBITDA result for the year.

At EUR 103.5 million (2000: EUR 62.8 million), network expenses i.e. cost of revenues continue to be the largest cost item for QSC. In addition to expenses for fibre-optic leased-lines, other network-related costs include those for operating QSC's own backbone as well as leasing expenses for the central offices (collocation rooms) and Metropolitan Service Centres. At EUR 21.3 million (2000: EUR 17.3 million) marketing and sales expenses correlate with the increasing significance of this area to QSC's business success.

**Cash outflow visibly reduced**

Throughout 2001, QSC was able to visibly reduce its quarterly cash outflow. While the cash burn was as high as EUR 44.2 million in the first quarter of the year, the last quarter of 2001 saw a cash outflow of only EUR 22.2 million. As at December 31, 2001, QSC had cash and cash equivalents of EUR 153.8 million with negligible financial debt. Due to the steady improvement in cash flow, the QSC management has reiterated its guidance for the years ahead: based on its business plan, the company has sufficient liquid funds to reach break-even on an EBITDA-basis in the course of 2003 as well as positive cash flow during 2004.


Revenues
(in Mio. EUR)
10
8
6
4
2
Q1
Q2
Q3
Q4


Cash usage
(in Mio. EUR)
40
30
20
10
Q1
Q2
Q3
Q4

## EN ROUTE TO BECOMING A BROADBAND SERVICE PROVIDER

**The network provides the foundation //** 2001 saw QSC's step-by-step evolution into a broadband service provider. The foundation was laid with the completion of the QSC network covering Germany's 40 largest cities covering 20 million homes and more than one million businesses. The company's backbone links the individual city networks enabling QSC to provide all its customers with value-added services from a single point-of-access on QSC's network, a so-called Metropolitan Service Centre. The company thus provides applications like video conferencing and a virtual video library.

QSC has developed and rolled out a comprehensive portfolio of broadband services, including the provision of Internet domains and web-hosting capacities as well as the administration of e-mail accounts. The acquisition of Internet service providers Compoint and Ginko allowed QSC to draw on their technical expertise and resources to ensure premium Internet service delivery to its customers. Test results from consumer watchdog's Stiftung Warentest report in autumn of 2001 vindicate the strategy: Internet service provider Ginko received top marks for the superior quality of its products. QSC AG uses the Ginko platform to provide its first nationwide available dial-in product Q-Dial. It allows users to dial into the QSC network from wherever they are in Germany.

SEHR GUT
im Test: 20 Internet-Provider
10/2001

Q-DSL - the "Q" stands for Quality

**Customised products: different user groups with differing needs //** Since the spring of 2001, QSC has been offering three end-user products under the umbrella brand Q-DSL, the "Q" denoting QSC's commitment to quality. Q-DSL products are tailor-made to satisfy the needs of different user groups: Q-DSL business caters to small and medium-sized enterprises (SME), Q-DSL office to companies with up to ten workstations (SoHo) and Q-DSL home to the sophisticated residential user. They are high-performance products offering users an "always-on" connection (no automated cut-offs) into the Internet. For large business clients with specific requirements, QSC tailors professional, customised broadband solutions.

Q-DSL home targets premium residential customers like high-intensity users and online-gamers requiring high data transfer rates, extremely low ping times and an "always-on" connection. QSC's product quality has been tried and tested by various trade magazines. Q-DSL home has already won several awards. Computer magazine PC Magazin voted Q-DSL

com!online 8/2001

ONLINE TODAY 10/01

**Product portfolio**


QSC
Q-DSL
Further Products
Q-DSL business
Q-DSL office
Q-DSL home
speedw@y_DSL
TISCALI DSL FlatPlus
YAHOO! DSL

home test winner on account of its speed in loading pages and it outperforming the indicated speed of up to 1,024 kbit/s. In October 2001, online TODAY voted Q-DSL home test winner due to its high performance and its widespread availability.

Established in the market - speedw@y-DSL

**A second leg to stand on: a product for resellers //** Irrespective of the successful development of Q-DSL, QSC's first end customer product, launched as early as the year 2000, speedw@y-DSL, has strengthened its foothold in the market. It is geared towards business customers requiring reliable symmetric data transfer at high speeds. speedw@y-DSL is a pure Internet access product. Support services, end-user billing and marketing are left to QSC's sales partners, mainly Internet service providers who often market speedw@y-DSL under their own name. QSC's resellers service the residential market as well through adequate wholesale products. One of Europe's leading Internet service providers, Tiscali, for example, sells QSC lines under the brand name Tiscali DSL FlatPlus.

# SALES AND MARKETING OF CENTRAL IMPORTANCE.

**Partnerships – a strategic asset //** In 2001, QSC established a nationwide network of sales partners. Today, more than 300 companies sell Q-DSL products. Both residential and business users can order their Q-DSL connection through the stores of national computer specialist Vobis, for example. Users can see Q-DSL in action in some of the Saturn Superstores, where QSC demonstrates its products together with hardware manufacturer Compaq, allowing potential customers to appreciate the advantages of broadband Internet access on the spot.

The benefits to QSC from entering the end-user market are fourfold: the close customer relationship enhances the company's knowledge of user needs, allowing QSC to quickly respond to changing requirements. Selling its own end-user products allows QSC to influence the pricing. Thirdly, the umbrella brand Q-DSL has created broader brand awareness in the market, promoting sales. Lastly, end-user products potentially provide for higher margins than wholesale products.

More than 90 per cent of residential customers place their Q-DSL home orders online

For Q-DSL home, the Internet proves to be the key sales channel: in 2001, more than 90 per cent of all Q-DSL home lines were sold online. A series of close alliances with leading web-portals have made the QSC broadband solution easy to buy. It takes nothing more than a few clicks to place an online order for a DSL connection with QSC.

Partnerships with content providers are a strategic asset. Since November 2001, QSC has been offering Q-DSL users access to German premier league football matches and background information from the "ran" TV sports programme on the Internet in near television quality – at speeds of 1.0 Mbit/s. While the premier league content is available to each and every Internet user, those using traditional access technology have to make do without high-resolution images and large picture formats. The "ran" homepage allows Internet users to switch to DSL by ordering a Q-DSL connection there and then.

WORLDCOM

Internet Service Provider

HERMSTEDT

Targeted marketing campaigns, both online and offline, lend support to sales of QSC products. They are designed to communicate the advantages of QSC's products to a broad public. The objective is to establish the Q-DSL product portfolio as a brand in its own right. To this end, QSC web-casted various major events such as the Berlin Love Parade and the Cologne Popkomm in broadband format in 2001.

**Reputable partners sell QSC products**

**A recipe for success: resellers //** Right from the beginning partnerships have been an essential element in QSC's sales and marketing strategy. Even before the launch of the first Q-DSL product at the CeBIT 2001, QSC had succeeded in convincing many companies of the stability and performance of its DSL connections. Today more than 120 partner companies sell the scalable SDSL-product speedw@y-DSL under their own name and branding.

Since the end of 2000, the worldwide carrier WorldCom has been using the QSC product to connect customers to the Internet. clara.net, one of the most successful European Internet service providers for business and residential customers, has followed in its wake. Since May 2001, Hermstedt, a digital communication specialist, has been offering its customers a package deal consisting of QSC's symmetrical broadband connection and Hermstedt's proprietary award-winning software.

The alliance with Tiscali Deutschland could lead to a significant boost in 2002 residential sales. Tiscali actively sells a premium DSL-Internet access including a DSL-modem at a flat rate to heavy Internet users through all Saturn and Media Markt stores. Tiscali expects to sell around 20,000 lines in 2002.

The willingness of reputable carriers and Internet service providers to forge alliances with QSC shows that the market rewards the company for having built a nationwide DSL-network at a rapid pace as well as for delivering the right products.

# GROWTH IN A LUCRATIVE MARKET.

**QSC is Broadband** // 2001 saw the breakthrough of DSL-technology in Germany on a wide front. The increasing demand for broadband communication services is inseparable from the rapid development of Internet applications for both business and private use. Virtual project teams, video conferencing and video-on-demand require bandwidths which "classic" Internet access solutions are unable to provide.

Morgan Stanley's equity research predicts unabated rapid growth in the German market for broadband Internet access. By the year 2005, 8.6 million German households are expected to have a DSL Internet connection. As one of the country's leading alternative DSL-provider, QSC will substantially benefit from this development.



Access lines by technology 2000 (%)
54.6 % Analogue
1.7 % DSL
42.5 % ISDN
1.2 % Other
Access lines by technology 2008 (%)
17.5 % Analogue
12.1 % ISDN
35.2 % DSL
21.2 % Cable
14.0 % Other


Source: Morgan Stanley Dean Witter Equity Research Europe, 10/2001

**Germany is DSL-country** // 95 to 98 per cent of Germany's telephone lines are DSL-capable. The "last mile", the connection between subscriber and central office, is, on average, only two kilometres long. That is why DSL will succeed in Germany as the dominant broadband solution.

In the US, many residential households use their TV cable network for broadband Internet access. There are three reasons why TV cable networks will play a subordinated role in Germany:

1. Even today only a small proportion of German TV cable connections have back channel capabilities, that is the ability to both receive and send data – a basic prerequisite for broadband Internet usage.

2. The necessary investments to web-enable the German TV cable network will not be made so long as the question of ownership remains open. The envisaged sale of Deutsche Telekom networks to Liberty Media was blocked by the Federal Cartel Office in the spring of 2002.
3. The widely fragmented ownership structure of the cable network on the "last mile" i.e. inhouse cable networks. This greatly adds to the operational complexity in upgrading the network for interactivity.

**No serious threat to this day - TV cable**

QSC does not expect the German TV cable network to be upgraded for interactivity for some time to come; even if it were, this would only affect the residential market. The reason: TV cable systems used a shared network topolgy. As the number of simultaneous users increases, the bandwidth delivered to each home drops. Its inability to deliver dedicated bandwidth is the reason why broadband via TV cable did not succeed in the business customer segment in the USA.

**Consolidation on the market continues //** During 2001, the majority of companies ceased their efforts to build a wireless broadband network in Germany. High installation costs and data security concerns have prevented a breakthrough of this technology. Fibre optic networks continue to be a viable alternative only for large companies. The initial investment to install fibre access technology is too high for medium-sized enterprises.

**The QSC advantage - dense network coverage**

On the DSL market, the consolidation continues as well. Next to Deutsche Telekom only a few network based DSL providers remain in the DSL business. Of those, QSC offers the densest network coverage. Most of QSC's competitors limit their commercial services to only a few cities.

**Growth potential in residential and business markets //** QSC's products and services target business and premium residential users. Market research company IDC forecasts a high growth potential for the business market in 2002: after visibly delaying investment decisions in 2001, companies are expected to reinvest in information technology in the current year.

In the residential market segment, QSC expects to reap the benefits from the high performance of its Q-DSL home product. Amongst other premium residential users, the rapidly growing online-game community – at the end of 2001 some 500,000 Germans played online games against and with each other – dotes on Q-DSL. The QSC high-speed and high quality network gives them extremely low ping times, which are prerequisite to high-level online gaming.

## REGULATION UNDER CLOSE SCRUTINY.

**Fair competition - mandatory for a successful DSL market //** The vast majority of German businesses actively uses the Internet. The increasing demand for capacity, in particular on the "last mile", has created a boom on the DSL market.

Whether or not this market will, in the long term, provide businesses and households with inexpensive, customised and innovative broadband solutions, depends on the creation of a fair competitive environment.

**Ex-government monopolist in pole position //** As a government enterprise, the German incumbent, Deutsche Telekom was solely responsible for the telecommunication infrastructure in Germany until its privatisation in 1994. When Deutsche Telekom was first listed on the stock exchange, the federal government transferred the ownership rights to that infrastructure to the incumbent. As a consequence, Deutsche Telekom not only has a monopoly on the "last mile" to this very day, but historically also controls the strategically important telecommunication nodes within the German network infrastructure.

When the monopoly was repealed and the 1998 Telecom Act was passed, the federal government set up a regulatory body to counterbalance the might of the ex-monopolist. Its job is to create a level playing field for all competitors. Germany has since seen many legal proceedings and disputes between the incumbent, the regulator and new market entrants. In 2001, issues crucial to DSL providers were:

1. Subscriber lines
   The Deutsche Telekom monopoly on the "last mile" forces alternative telecoms to lease from the incumbent the telephone lines into end-user homes. In addition to the recurring monthly lease payments, Deutsche Telekom is paid a one-off fee for each such subscriber line. On March 30, 2001, the German regulator decreed a minor decrease of the monthly lease payment by EUR 0.51 to EUR 12.48 as well as an average 5% decrease of the one-off fee. QSC believes that these price decreases are not sufficient to provide a fair competitive environment on the mass market for the "last mile".

Line sharing simplifies end-user access

2. Line sharing
   Line sharing is a technical concept enabling simultaneous voice and data transmission on one and the same subscriber line. Line sharing is designed for these services – voice and broadband data communication – to be delivered by different providers. The incumbent's DSL-service, T-DSL, is based on line sharing with both services being provided by one and the same provider, Deutsche Telekom. At the same time, the incumbent was successful in delaying the provision of line sharing to its competitors for several months. QSC was the

first to succeed in concluding a line sharing agreement with Deutsche Telekom on December 18, 2001, without reaching a concensus on the pricing for line sharing. The price was set by the regulation authority on March 15, 2002: with immediate effect, QSC AG and other competitors of Deutsche Telekom have to pay a monthly rental fee of EUR 4.77. This price ist approximately two thirds below that initially requested by Deutsche Telekom.

3. Pricing of Telekom DSL products
   Deutsche Telekom heavily promoted its T-DSL product during 2001, at prices that were obviously below cost. While the regulatory authority had closed its investigation into price dumping allegations on March 30, 2001, public pressure forced it to re-open the case later in the year. As a result, Deutsche Telekom slightly increased its prices for new subscribers in February 2002.

**The regulatory challenge - promotion of competition //** It is with grave concern that QSC observed Deutsche Telekom's struggle against efficient regulation during the last year. The German regulator's commitment to fair competition will be under close scrutiny during the first half of this year when several important regulatory decisions are expected.

**The regulator's touchstones**

1. Pricing for line sharing. The new monthly rental fee of EUR 4.77 does not allow competitors to use line sharing profitably, as can be seen from Deutsche Telekom's own pricing: the lowest price for a Deutsche Telekom-DSL-product is EUR 8.61 leaving competitors just EUR 3.84 to offer an attractive alternative data product. Further price reductions in this area are necessary, especially with regard to one-off charges.
2. One-off charge for subscriber lines. The current price prevents customers from switching to an alternative telecom provider. The regulator's decision on drastically reduced local loop access charges is expected for April 2002.
3. Subscriber lines. To this day, Deutsche Telekom often delays the provision of subscriber lines to its competitors, charging excessive prices for the service at the same time. QSC believes that the prices to competitors should be considerably lower than end-user market prices. By the same token, the late delivery of local loop access should result in sufficiently high contractual penalties to encourage timely provisioning. The German regulatory authority commenced an official investigation into the delivery times of Deutsche Telekom in February 2002.

# HIGH-TECH GERMANYWIDE.

**High-performance network consolidates first-mover advantage //** QSC's DSL network intelligently combines existing network capacity with the latest in transmission technology. It enables an unused copper telephone line of Deutsche Telekom to deliver broadband communication services on the "last mile", the connection from the subscriber to central office. Beyond the central office, QSC uses its own, high-performance infrastructure designed to deliver data, content and voice telephony.

The company was quick in securing space inside Deutsche Telekom's central offices, the strategically important network interconnection nodes, and in completing the rollout of its modern DSL-technology. The accelerated network rollout has given QSC a decisive competitive advantage, particularly in Germany's economic centres, where central office space is scarce.

**From the customer to the backbone – the QSC way //** It is easy to get a Q-DSL connection: QSC provides the modem, a technician installs the telephone socket and off you go surfing the Internet at broadband speeds.

**QSC in the fast lane - the rollout of its broadband network**



1 METROPOLITAN SERVICE CENTRE
2 CENTRAL OFFICE
3 TAE SOCKET
4 DSL ROUTER
5 LOCAL NETWORK/ WORKSTATION
MSC
CO


QSC arranges for the customer to be connected to the nearest Deutsche Telekom central office. From there, QSC has powerful fibre optic leased lines to its own points-of-presence in every major city, the Metropolitan Service Centres (MSC). The QSC backbone, which links the company's MSC's, has significantly improved the company's position in the market. Applications and products of QSC's partners can now be distributed nationwide from only one location.


Hannover
Bremerhaven
Bremen
Kassel
Dortmund
Bielefeld
Hagen
Münster
Gelsenkirchen
Essen
Oberhausen
Duisburg
Düsseldorf
Mülheim
Krefeld
Mönchengladbach
Leverkusen
Hilden
Köln
Aachen
Bochum
Bonn
Wiesbaden
Wuppertal
Frankfurt
Mannheim
Saarbrücken
Stuttgart
Ettlingen
Karlsruhe
Tübingen
Freiburg
Hamburg
Kiel
Lübeck
Braunschweig
Rostock
Magdeburg
Halle
Berlin
Leipzig
Dresden
Erlangen
Nürnberg
Fürth
München
Augsburg

## Network provides national coverage

On December 31, 2001, QSC operated 45 MSC's connecting to 974 central offices in Germany. Since the rapid completion of the rollout, QSC has focused on optimising its network. An analysis of 300 additional central offices revealed new compelling markets with promising sales potential. At the same time, QSC identified some existing central offices showing sub optimal network usage. QSC has ceased to actively market its services in these markets with a view to taking them off the net in the future.

QSC invested EUR 41.7 million in infrastructure equipment during the previous business year (2000: EUR 85.8 million). The capital intensive rollout is now completed.

QSC's capital expenditure is an investment into the future, enabling the delivery of premium-quality broadband services through the QSC network. QSC has also gained a reputation for its reliability: 95 per cent of all customers are connected within four weeks – some other providers have significantly longer waiting times.

# A STRONG TEAM.

**Personnel structure underlines the organisational shift //** 2000 was the year of the network rollout, 2001 was that of developing and bringing to market QSC end-user products and services. Today's personnel structure is a reflection of QSC's evolution from a pure Internet access provider to a broadband service provider. On December 31, 2001, marketing, sales and after-sales services accounted to 110 employees. 107 staff worked in the technical departments ensuring smooth network operation. In the course of 2001, QSC hired 9 new employees for its network operation centre, which actively supports the after-sales service team in looking after QSC's growing subscriber base. The company increased the total number of employees from 194 to 263 during the 2001 business year. QSC intends to moderately increase its workforce in 2002.

**Employee structure**


4.2%
Board, Strategic Planning,
Business Development
40.7%
Engineering
13.3%
Finance/Administration
20.5%
Marketing and Sales
21.3%
Customer Care

The company benefited from softening German labour markets for professionals and management during 2001, in particular in the marketing and sales area and the equally important area of network operations. QSC's growing reputation as one of Germany's leading alternative DSL service provider as well as targeted personnel marketing have led to a high number of unsolicited job applications.

MORE EMPLOYEES IN CUSTOMER FOCUSSED AREAS – QSC DEVELOPS INTO A SERVICE PROVIDER

**Staff retention of utmost importance //** QSC owes its success to a committed and qualified workforce. In 2001, the company spent EUR 0.3 million on staff training and education with a focus on seminars for telecommunication experts, training in the areas of hardware and software as well as intensifying the know-how in commercial business.

**The employee equity incentive plan covers all employees**

A key element of QSC's employee retention programme is the company's third stock option plan "SOP2001", which allows employees to acquire QSC stock through the conversion of bonds. The vesting period for the conversion rights expires after one year for 33 per cent of the convertible bonds so acquired, after two years for a further 33 per cent and after three years for the remaining conversion rights. The stock option plan was widely accepted throughout the QSC workforce indicating a long-term commitment to the company by its employees. As at December 31, 2001, QSC recorded 3,874,067 million ordinary shares from the exercise of conversion rights.

# QSC STAYS ON COURSE – REVENUE GROWTH CONTINUES.

**Ambitious forecasts //** Despite the difficult economic environment market researchers predict a continuing visible upward trend in DSL demand for 2002. QSC AG can and will benefit from this development.

Management expects revenues of EUR 46 to 54 million for the current business year. This is an increase of about 60 to 90 per cent compared to 2001. The company intends to limit its EBITDA loss to EUR 60 to 70 million. The significant increase in revenues in 2002 is an important milestone on QSC's way towards EBITDA break-even during the course of 2003 and cash flow break-even during 2004.

**Reaching profitability - a central objective //** Reaching break-even and profitability is at the focus of the company's decision making process. To this end, QSC remains focused on business and premium residential customers and, at the same time, continues to enforce its strict cost management policy.

Focus on selling high-margin products

Targeted marketing and sales campaigns as well as compelling Q-DSL product and content offers through all sales channels will further increase market awareness of the Q-DSL brand. The expansion of the Board is one step towards this goal: as of March 6, 2002, Bernd Puschendorf is responsible for the areas of sales and marketing, while Gerd Eickers concentrates his efforts on customer service, order management and regulatory affairs. QSC's sales and marketing measures have one common goal: substantial sales increases of its own, high-margin Q-DSL products and services in 2002.

QSC is increasingly exploiting the Internet's potential as a direct sales channel, using both its own homepage as well as the platforms of online partners such as Yahoo! for example. Since February 2002, Internet surfers can order their premium Q-DSL based Internet access online via Yahoo!, Germany's leading Web portal.

The central message of each and every QSC initiative is the commitment to quality of the Q-DSL product family; the "Q" denoting quality guaranteeing high performance, large bandwidth and reliable service.

It is with this commitment to quality that QSC will tackle the market for large enterprise customers in the current year, adding a fourth customer group to the three existing target groups: SME's (small and medium enterprises), SOHO's (small and home offices) and premium residential customers. DSL is the ideal networking solution for decentrally-organised businesses. The QSC head office in Cologne is in the process of establishing a key account management division for large enterprise customers and projects.

**First combined voice and data services**

The introduction of voice telephony using DSL technology will give QSC a decisive edge in the business market. The company plans to launch its first combined data and voice products in the course of 2002. Q-DSL being "always on" allows for unprecedented and innovative pricing models for voice telephony: a volume-based fixed price is only one compelling option. Not only will QSC introduce Voice-over-DSL in 2002, but it will also continue to pioneer further DSL-based Internet initiatives, both home grown and co-developed with its partners.

In 2002, indirect sales should benefit from QSC's alliances with market leaders. Based on the partnership with QSC, Tiscali Deutschland, the German arm of Europe's Internet communication giant Tiscali expects to generate sales of 20,000 lines alone in 2002.

**Cost management - an ongoing top priority //** QSC regularly scrutinises its expenses and investments. Ongoing network optimisation is of equal importance: QSC has ceased to actively market its products in areas displaying low network usage. In some cases, it may altogether discontinue operations in such areas. At the same time, new attractive markets are being developed for expansion.

With the leading European Internet communication company Tiscali S.p.A. acquiring an interest in Italian Netchemya S.p.A., QSC's 25 per cent share has opened up interesting possibilities: 2002 is expected to see the rollout of an Italian DSL network. QSC's current stake in Netchemya is a strategic financial investment.

# QSC CAUGHT UP IN NEUER MARKT TUMBLE.

**Negative factors weigh on technology stocks //** 2001 has been an extremely difficult year for technology shares in general. Investor scepticism towards high-tech shares was driven by several factors:

1. The high-tech industry was hit hard by the recession in the world's major industrial countries. In view of the uncertain economic situation, many companies put off investment decisions making do with existing infrastructures.
2. Many high-tech manufacturers were very late in responding to this trend. When they did, they were forced to rush drastic revisions to their forecasts.
3. At the same time, the recession revealed that many listed companies had no viable business model – the growing number of insolvencies on the Neuer Markt added to investors uncertainty.

The QSC stock was not able to free itself from the downward trend afflicting the market as a whole. The plight of many German and foreign telecommunication companies made the company's investor relations work even more difficult.

**Ownership structure**


30.0 % Founders, Management, Employees, Supervisory Board
37.7 % Free Float
32.3 % Baker Communications Fund

**Stable shareholder structure //** The stable shareholder structure is a confidence role in the viability of QSC's business model. With its 32.3 per cent stake in QSC, the Baker Communications investment fund remains the company's largest shareholder in 2001. Founders, management, employees and Supervisory Board continue to hold 30.0 per cent. According to Neuer Markt revised free float calculation rules, the company's free float amounts to 37.7 per cent as of December 2001.

MISTRUST TOWARDS HIGH-TECH SHARES DOMINATED TECHNOLOGY EXCHANGES IN 2001

**Focus on the Frankfurt stock exchange //** QSC AG has announced its intention to consolidate the parallel trading of its shares on Frankfurt's Neuer Markt and NASDAQ. QSC plans to voluntarily delist from NASDAQ at the close of trading on April 2, 2002 to concentrate the trading of its shares on the German market. The efforts of maintaining the NASDAQ listing are not in proportion to the extremely low trading volume in the USA. In the fourth quarter of 2001, approximately 97 per cent of all trading in QSC shares on average occurred on the Frankfurt stock exchange. Not only does QSC expect cost savings from these measures but also consolidation and increased trading volume of its shares on the Neuer Markt.

**QSC continues investor relations drive //** The reclassification of its free float and the expected stimulation of share trading are crucial to QSC reaching an important medium term goal: as one of Germany's leading alternative DSL provider, the company strives to have its stock included in the Nemax 50 index.

Intensive communication with capital markets

As a means towards this goal, QSC will continue its intensive investor relations drive communicating openly with research analysts, the media, institutional investors and retail investors. In 2001, the QSC management presented the company at various investor conferences in and outside Germany. QSC's board members attended more than 100 appointments with investors and capital market participants during the year.

The high level of interest from the financial community evidences the attractiveness of the QSC business model: as at December 31, 2001, numerous brokers, banks and research firms monitored the company's progress, publishing regular reports.

# INDEPENDENT AUDITORS' REPORT

**To the board of directors, the shareholders and the supervisory board of QSC AG (formerly: QS Communications AG), Cologne**

We have audited the consolidated balance sheet of QSC AG (formerly: QS Communications AG), Cologne, and its subsidiaries (the "Group") as of December 31, 2001 and 2000 and the consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. The preparation of the consolidated financial statements was done in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and is the responsibility of the management board of QSC AG (formerly: QS Communications AG). It is our responsibility to render an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the German generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated net worth, financial position and results of operations in the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements of QSC AG (formerly: QS Communications AG), Cologne, as of December 31, 2001 and 2000 present fairly, in all material respects the financial position and results of operations and cash flows of the Group in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

Eschborn/Frankfurt am Main, March 8, 2002

Arthur Andersen
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft mbH

Fluck
Wirtschaftsprüfer

Berg
Wirtschaftsprüfer

# STATEMENTS OF OPERATIONS

*Consolidated Statements of Operations for the years ended December 31, 2001 and 2000*
(EUR amounts in thousands (TEUR), except for per share amounts)

| | IV/2001<br>Oct 01, 2001-<br>Dec 31, 2001<br>in TEUR | IV/2000<br>Oct 01, 2000-<br>Dec 31, 2000<br>in TEUR | 2001<br>Jan 01, 2001-<br>Dec 31, 2001<br>in TEUR | 2000<br>Jan 01, 2000-<br>Dec 31, 2000<br>in TEUR |
|---|---|---|---|---|
| **Net revenues** | **9,232** | **3,312** | **29,433** | **4,971** |
| Cost of revenues (incl. TEUR 1,785 in non-cash compensation in 2001; 2000: TEUR 2,197) | 26,182 | 27,076 | 103,480 | 62,783 |
| **Gross loss** | **(16,950)** | **(23,764)** | **(74,047)** | **(57,812)** |
| Selling and marketing expenses (incl. TEUR 869 in non-cash compensation in 2001; 2000: TEUR 757) | 6,168 | 6,643 | 21,326 | 17,281 |
| General and administrative expenses (incl. TEUR 2,046 in non-cash compensation in 2001; 2000: TEUR 5,534) | 5,675 | 10,246 | 15,410 | 20,771 |
| Research and development expenses (incl. TEUR 905 in non-cash compensation in 2001; 2000: TEUR 644) | 580 | 729 | 2,241 | 2,097 |
| **Operating loss** | **(29,373)** | **(41,382)** | **(113,024)** | **(97,961)** |
| **Other income (deductions)** | | | | |
| Interest income | 2,955 | 5,047 | 10,605 | 10,213 |
| Interest expense | 1 | (17) | (215) | (20) |
| Share of post acquisition losses of equity method investees | (179) | (1,140) | (2,299) | (1,398) |
| Other non-operating income (loss) | 0 | (7) | 32 | (8) |
| **Net loss before taxes on income** | **(26,596)** | **(37,499)** | **(104,901)** | **(89,174)** |
| Tax benefit on income | 0 | 0 | 0 | 24 |
| **Net loss after taxes on income** | **(26,596)** | **(37,499)** | **(104,901)** | **(89,150)** |
| Loss attributable to common shareholders | (26,596) | (37,499) | (104,901) | (89,150) |
| Net loss per common share (basic and diluted) | (0.26) | (0.37) | (1.04) | (1.15) |
| Weighted average shares outstanding (basic and diluted) | 101,134,647 | 101,134,647 | 101,134,647 | 77,769,576 |

The accompanying notes to financial statements are an integral part of these statements.

# BALANCE SHEETS

Consolidated Balance Sheets as of December 31, 2001 and 2000
(EUR amounts in thousands (TEUR))

| | in TEUR | 31/12/2000 in TEUR |
|---|---|---|
| ASSETS | | |
| Current assets | | |
| Cash and cash equivalents | 153,776 | 294,780 |
| Trade accounts receivable, net | 15,581 | 15,239 |
| Trade accounts receivable due from related parties | 681 | 1,237 |
| Unbilled receivables | 7,256 | 11,747 |
| Other receivables | 17,430 | 11,225 |
| Prepayments and other current assets | 2,316 | 2,648 |
| **Total current assets** | **197,040** | **336,876** |
| Non-current assets | | |
| **Property, plant and equipment, net** | | |
| Networking equipment and plant | 82,096 | 67,212 |
| Operational and office equipment | 7,576 | 6,075 |
| **Total property, plant and equipment, net** | **89,672** | **73,287** |
| **Intangible assets, net** | | |
| Licenses | 2,205 | 2,491 |
| Software | 2,043 | 1,271 |
| Goodwill | 1,407 | 0 |
| Others | 8 | 11 |
| **Total intangible assets, net** | **5,663** | **3,773** |
| **Investment in equity method investees** | **4,996** | **5,427** |
| **Other non-current assets** | **603** | **317** |
| **Total non-current assets** | **100,934** | **82,804** |
| **Total assets** | **297,974** | **419,680** |

| | [illegible] in TEUR | 31/12/2000 in TEUR |
|---|---|---|
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Liabilities** | | |
| **Current liabilities** | | |
| Short-term debt and current portion of long-term debt | 357 | 0 |
| Trade accounts payable | 23,591 | 12,744 |
| Tade accounts payable due to related parties | 13,199 | 22,900 |
| Accrued liabilities | 18,769 | 43,638 |
| Deferred revenues | 883 | 239 |
| Other current liabilities | 807 | 874 |
| **Total current liabilities** | **57,606** | **80,395** |
| **Non-current liabilities** | | |
| Convertible bonds | 39 | 15 |
| Accrued pensions | 162 | 130 |
| Other non-current liabilities | 201 | 0 |
| **Total non-current liabilities** | **402** | **145** |
| **Total liabilities** | **58,008** | **80,540** |
| Shareholders' Equity | | |
| Common stock, 187,546,037 and 124,316,037 shares authorized at December 31, 2001 and 2000, respectively; 105,008,714 shares issued and outstanding at December 31, 2001 and 2000; respectively | 105,009 | 105,009 |
| Additional paid-in capital | 473,480 | 477,304 |
| Treasury stock 1,125,473 and 934,954 shares at December 31, 2001 and 2000 | (3,312) | (4,125) |
| Deferred compensation | (12,086) | (21,515) |
| Receivables due from shareholders | (1) | (1) |
| Accumulated deficit | (323,124) | (217,532) |
| **Total Shareholders' Equity** | **239,966** | **339,140** |
| **Total liabilities and Shareholders' Equity** | **297,974** | **419,680** |

The accompanying notes to financial statements are an integral part of these statements.

# STATEMENTS OF CASH FLOW

Consolidated Statements of Cash Flow for the years ended December 31, 2001 and 2000
(EUR amounts in thousands (TEUR))

| | in TEUR | 01/01/2000-31/12/2000 in TEUR |
|---|---|---|
| **Cash flow from operating activities** | | |
| **Net loss** | **(104,901)** | **(89,150)** |
| **Adjustments to reconcile net loss to cash used in operating activities** | | |
| Non-cash compensation charge | 5,605 | 9,132 |
| Depreciation and amortization | 21,972 | 9,442 |
| Loss/(Gain) on sale of equipment | (4) | 8 |
| Share of post acquisition losses of equity method investees | 2,299 | 1,398 |
| Non-cash interest expense | 126 | 0 |
| Decrease/(Increase) in accounts receivable, net | 508 | (9,632) |
| Decrease/(Increase) in unbilled receivables | 4,491 | (3,323) |
| Increase in other receivables | (6,049) | (10,177) |
| Decrease/(Increase) in prepayments and other current assets | 340 | (2,616) |
| Increase in other non-current assets | (286) | (317) |
| Increase in trade accounts payable | 912 | 7,960 |
| Increase/(Decrease) in other reserves and accrued liabilities | (25,011) | 41,047 |
| Increase in deferred revenues | 644 | 235 |
| Decrease in accrued taxes | (56) | 0 |
| Decrease in deferred income taxes | 0 | (24) |
| Increase/(Decrease) in other current liabilities | (75) | 286 |
| Increase in accrued pensions | 32 | 27 |
| **Net cash used in operating activities** | **(99,453)** | **(45,704)** |

| | [illegible] in TEUR | 01/01/2000-31/12/2000 in TEUR |
|---|---|---|
| **Cash flow from investing activities** | | |
| Acquisition of business, net of cash acquired | (2,930) | (6,825) |
| Purchases of intangible assets | (1,369) | (2,174) |
| Purchases of plant and equipment | (37,405) | (76,846) |
| Proceeds from sale of equipment | 27 | 53 |
| **Net cash used in investing activities** | **(41,677)** | **(85,792)** |
| **Cash flow from financing activities** | | |
| Decrease in short-term debt and current portion of long-term debt | (269) | 0 |
| Proceeds from capital subscribed, net of issuance costs | 0 | 293,190 |
| Issuance of convertible bonds | 24 | 14 |
| Reissue/(Purchases) of treasury stock | 371 | (4,125) |
| **Net cash provided by (used in) financing activities** | **126** | **289,079** |
| **Net increase (decrease) in cash and cash equivalents** | **(141,004)** | **157,583** |
| Cash and cash equivalents at beginning of period | 294,780 | 137,197 |
| **Cash and cash equivalents at end of period** | **153,776** | **294,780** |
| **Supplemental disclosures of cash flow information** | | |
| **Cash paid during the period for** | | |
| Interest | 88 | 20 |
| Income taxes | 0 | 0 |

The accompanying notes to financial statements are an integral part of these statements.

# STATEMENTS OF EQUITY

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2001 and 2000 (EUR amounts in thousands (TEUR))

| |
|---|
| **Balance at January 1, 2000** |
| Issuance of common stock in connection with the conversion of convertible bonds (March 22, 2000) |
| Purchase of treasury stock (March 13, 2000) |
| Convertible bonds forfeited due to termination of employment (March 14, 2000) |
| Purchase of treasury stock (March 28, 2000) |
| Stock split (April 3, 2000) |
| Issuance of preferred stock B (April 3, 2000) |
| Issuance of common stock in connection with the conversion of convertible bonds (April 11, 2000) |
| Initial deferred compensation recorded |
| Issuance of common stock in connection with the initial public offering at the Frankfurt Stock Exchange (April 14, 2000) |
| Issuance of common stock in connection with the initial public offering at the New York Stock Exchange (April 14, 2000) |
| Conversion of preferred stock to common stock (May 5, 2000) |
| Issuance of common stock in connection with the exercise of greenshoe (May 15, 2000) |
| Less issuance costs |
| Purchase of treasury stock (August 11, 2000) |
| Purchase of treasury stock (August 18, 2000) |
| Convertible bonds forfeited due to termination of employment (September 1, 2000) |
| Convertible bonds forfeited due to termination of employment (October 1, 2000) |
| Convertible bonds forfeited due to termination of employment (October 14, 2000) |
| Purchase of treasury stock (November 27, 2000) |
| Amount amortized during the period |
| Receivables due from shareholders |
| Net loss |
| **Balance at December 31, 2000** |
| Purchase of treasury stock (January 1, 2001) |
| Convertible bonds forfeited due to termination of employment (January 1, 2001) |
| Purchase of treasury stock (May 1, 2001) |
| Convertible bonds forfeited due to termination of employment (May 1, 2001) |
| Initial deferred compensation recorded (July 1, 2001) |
| Purchase of treasury stock (July 1, 2001) |
| Reissuance of treasury stock (October 1, 2001) |
| Initial deferred compensation recorded (October 1, 2001) |
| Amount amortized during the period |
| Net loss |
| **Balance at December 31, 2001** |

| | Convertible Preferred Shares | | Ordinary Shares | | Treasury Shares | | Additional Paid-In Capital | Deferred Compen-sation Account | Retained Earnings/(Accumu. Deficit) | Receivab. Due from Share-holders' | Total Share-holders' Equity |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount TEUR | Shares | Amount TEUR | Shares | Amount TEUR | TEUR | TEUR | TEUR | TEUR | TEUR |
| | **46,684,053** | **78** | **33,300,774** | **56** | | | **286,465** | **(28,060)** | **(128,382)** | **(63)** | **130,094** |
| | | | 15,210 | 15 | | | (4) | | | | 11 |
| | | | | | 6,084 | (4) | (61) | 61 | | | (4) |
| | | | | | | | (92) | 92 | | | 0 |
| | | | | | 54,756 | (40) | (551) | 551 | | | (40) |
| | | | | 79,851 | | | (79,851) | | | | 0 |
| | 800,594 | 801 | | | | | 3,635 | | | | 4,436 |
| | | | 978,083 | 978 | | | 4,440 | | | | 5,418 |
| | | | | | | | 8,629 | (8,629) | | | 0 |
| | | | 18,152,000 | 18,152 | | | 217,824 | | | | 235,976 |
| | | | 2,048,000 | 2,048 | | | 24,576 | | | | 26,624 |
| | (47,484,647) | (879) | 47,484,647 | 879 | | | | | | | 0 |
| | | | 3,030,000 | 3,030 | | | 36,360 | | | | 39,390 |
| | | | | | | | (18,728) | | | | (18,728) |
| | | | | | 18,252 | (13) | (184) | 184 | | | (13) |
| | | | | | 48,008 | (36) | (483) | 483 | | | (36) |
| | | | | | | | (23) | 23 | | | 0 |
| | | | | | | | (23) | 23 | | | 0 |
| | | | | | | | (68) | 68 | | | 0 |
| | | | | | 807,854 | (4,032) | (4,557) | 4,557 | | | (4,032) |
| | | | | | | | | 9,132 | | | 9,132 |
| | | | | | | | | | | 62 | 62 |
| | | | | | | | | | (89,150) | | (89,150) |
| | **0** | **0** | **105,008,714** | **105,009** | **934,954** | **(4,125)** | **477,304** | **(21,515)** | **(217,532)** | **(1)** | **339,140** |
| | | | | | 88,512 | (66) | (890) | 890 | | | (66) |
| | | | | | | | (23) | 23 | | | 0 |
| | | | | | 366,052 | (286) | (3,674) | 3,674 | | | (286) |
| | | | | | | | (136) | 136 | | | 0 |
| | | | | | | | 441 | (441) | | | 0 |
| | | | | | 9,126 | (50) | (68) | 68 | | | (50) |
| | | | | | (273,171) | 1,215 | | | | | 1,215 |
| | | | | | | | 526 | (526) | | | |
| | | | | | | | | 5,605 | (691) | | 4,914 |
| | | | | | | | | | (104,901) | | (104,901) |
| | **0** | **0** | **105,008,714** | **105,009** | **1,125,473** | **(3,312)** | **473,480** | **(12,086)** | **(323,124)** | **(1)** | **239,966** |

The accompanying notes to financial statements are an integral part of these statements.

# QSC AG, COLOGNE

Notes to consolidated financial statements
(EUR amounts in thousands (TEUR), except for per share amounts)

## 1. Organization and basis of presentation

a) Organization // QSC AG (in the following referred to as "QSC") was organized in January 1997 as a limited liability company under the name QS Communication Service GmbH. In the second half of 1999, it was registered as a joint-stock company in Cologne, North Rhine Westphalia, Germany under the name QS Communications AG. The annual general meeting held on May 17, 2001 resolved that the company changes its corporate name from "QS Communications AG" to "QSC AG".
QSC offers its business and residential customers DSL-based (Digital Subscriber Line) broadband "always-on" connections to the Internet, with up and downstream data transfer rates going up to 2.3 Mbit/s. DSL-technology makes efficient use of the "last mile" on the basis of unbundled network access, thus multiplying data traffic speeds by a factor of several times compared with standard subscriber connections. The QSC broadband network covers the 40 largest cities in Germany and reaches more than 20 million potential users. QSC provides its services through sales partners, mainly Internet service providers acting as resellers. QSC also serves the end-user market selling its products and services either direct or through retail and distribution partners.

b) Basis of Presentation // The consolidated financial statements are prepared in conformity with the United States generally accepted accounting principles ("US GAAP"). All amounts except per share amounts are in thousands of EUR (TEUR).

c) Principles of Consolidation // The consolidated financial statements include the accounts of QSC and its majority-owned subsidiaries. All significant inter-company transactions have been eliminated in the consolidation. The equity method of accounting is used for companies and other investments in which QSC has significant influence. Generally, this represents ownership of at least 20% and not more than 50%.

## 2. Significant accounting policies

a) **Recently issued statements of financial accounting standards //** In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 141, "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets". Under SFAS 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board ("APB") Opinion 18, "The Equity Method of Accounting for Investments in Common Stock". SFAS 142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 will not be amortized. On adoption QSC may need to record a cumulative effect adjustment to reflect the impairment of previously recognized intangible assets. In addition, goodwill on prior business combinations will no longer be amortized. Had QSC adopted SFAS 142 on January 1, 2001 QSC would not have recorded a goodwill amortization charge of TEUR 276 for the twelve months ended December 31, 2001. QSC does not expect any material impact on its results of operation or its financial position from SFAS 141.
In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Currently QSC does not anticipate any material impact on its results of operation or its financial position arising from the adoption of SFAS 143.
In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of the statement are generally to be applied prospectively. QSC currently does not intend to dispose of any operation and accordingly, does not anticipate that adoption of SFAS 144 will have a material impact on its results of operations or its financial position.

b) **Use of estimates in the preparation of the financial statements** // The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) **Foreign currency transactions** // QSC's financial statements are presented in Euro. The exchange rate at the day the transaction is made is the basis for the conversion for foreign currencies. The difference between the exchange rate at the day the transaction was made and the exchange rate at the day the transaction was finally closed or accounted for, is included in other income or other expense. In 2001, those differences were TEUR 11.

d) **Reclassifications** // The German stock exchange (Deutsche Börse AG) requires companies listed on the Neuer Markt segment of the Frankfurt stock exchange to present their consolidated financial statements in a specified format. The new reporting format has been compulsory since the interim financial statements for the reporting period ending on September 30, 2001. QSC has adopted the new format for the accompanying consolidated financial statements. Certain prior year balances have therefore been reclassified to conform to the current year presentation.

e) **Concentrations of credit risk** // QSC sells its products and services through sales partners and directly to end-users. In 2001, there was no one sales partner or end-user customer accounting for more than 10% of total revenues.

QSC has taken several precautionary measures to manage its credit risk. Prior to signing contracts with potential sales partners, QSC obtains credit reports from a leading German credit information agency. QSC performs ongoing credit evaluations and secures bank guarantees from certain sales partners. In addition, QSC takes out insurance coverage against bad debts for all significant sales partner accounts. Trade accounts receivables are stated at their nominal value net of allowances for doubtful accounts. Specific allowances are calculated on an item-by-item basis.

f) **Cash and cash equivalents** // The cash and cash equivalents consist of bank balances, cash on hand and debt securities with an original term of three months maximum. The securities are held-to-maturity securities and in accordance with SFAS 115 reported at amortized cost.

g) **Loss per share //** Under SFAS 128 "Earnings per share" loss per share is computed by dividing loss applicable to common stockholders by the weighted average number of shares of QSC's common stock outstanding exclusive of shares subject to repurchase if specified conditions are not met. Diluted earnings per share are calculated in the same manner except that the number of shares is increased assuming exercise of dilutive stock options and conversion of convertible preferred stock where these are dilutive.
For the periods ended December 31, 2000 and 2001 the dilutive effect of options and preferred stock was not considered because QSC recorded net losses and the impact of their assumed exercise would be anti-dilutive.
The loss per share calculation does not include 3,874,067 shares issued to employees through the exercise of convertible bonds, which are subject to forfeiture, nor does it include the effect of the possible conversion of convertible bonds into 3,904,384 shares of QSC common stock. The loss per share calculation does not include 47,484,647 preferred shares for the period January 1, 2000 to May 4, 2000. The 47,484,647 preferred shares were converted into 47,484,647 ordinary shares of QSC on May 5, 2000, as of which date they were included in the loss per share computation.

h) **Derivative financial instruments and hedging activities //** In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and for Hedging Activities". SFAS 133 established accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured by its fair value. SFAS 133 also required that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met and that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The Company does not use derivative financial instruments or embedded derivatives. Accordingly, no transition accounting adjustments for derivatives according to SFAS 133 were necessary.

i) **Unbilled receivables //** Unbilled receivables represent amounts recognized as revenues related to services performed during the reporting period but for which invoices have not been generated at period end. Invoices are generally issued within 30 days of the services being performed. At such time, amounts classified as unbilled receivables are reclassified to accounts receivables.

j) **Intangible assets //** Intangible assets consist mainly of licenses based on the German Telecommunications Law and capitalized standard software. Amortization of software is calculated using the straight-line method over the useful life of 4 years. Licenses are amortized on a straight-line basis over an estimated useful life of 10 years.

k) **Property, plant and equipment //** Property, plant and equipment are recorded at historic cost. Maintenance and repairs which do not improve or extend the useful lives of the respective assets are expensed when incurred. Disposals are removed from both cost and accumulated depreciation accounts, with the resulting gain or loss reflected in the statements of operations as non-operating income (loss). QSC capitalizes costs associated with the deployment and expansion of its network as and when the risk of loss related to equipment and facilities are transferred to QSC.
Depreciation of assets is calculated using the straight-line method over the useful lives of the assets. Low value items (with acquisition costs under TEUR 0.4) are fully expensed in the year of acquisition.

The following estimated useful lives have been used in calculating depreciation:

| | Useful life in years |
|---|---|
| Networking equipment and plant | 8 |
| Leasehold improvements | 8 |
| Electronic communication equipment | 1 to 5 |
| Company cars | 3 to 5 |
| Office equipment and other assets | 4 to 10 |

l) **Impairment of long-lived assets //** QSC periodically reviews the carrying value of its long-lived assets for possible impairments in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". An impairment loss is recognized whenever it is demonstrated that the carrying value of a long-lived asset is not recoverable based on expected future undiscounted cash flows related to that asset. The amount of the impairment loss to be recorded is based on the difference between the estimated fair value of the asset, based on discounted future expected cash flows, versus its carrying value. Impairment losses have been recognized.

m) **Pensions //** Provisions for pensions are determined using the projected unit credit method in accordance with SFAS 87, "Employers' Accounting for Pensions". QSC has adopted the disclosure provisions of SFAS 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits".

n) **Other reserves and accrued liabilities //** The accompanying financial statements include provisions for accrued expenses and contingent liabilities to the extent that such amounts are probable of incurrence and reasonably estimable.

o) **Recognition of revenues and income //** QSC derives its revenues from the provision of DSL-based telecommunications services and the provision of services based on service agreements with IN-telegence GmbH & Co. KG ("IN-telegence").

**Revenues from DSL-based telecommunication services /** Revenues from DSL-based products and services are generated with sales partners and with end-user customers. QSC has agreements with various sales partners authorizing them to conclude access agreements between QSC and their customers. Under the agreement, each sales partner is responsible for the acquisition of end-users, the conclusion of access agreements and for after-sales customer service. The sales partner effects invoicing for QSC products and services. The sales partner is also responsible for collecting any amounts due from its customers for QSC's DSL services. The sales partner must pay QSC within the first few weeks after the end of the previous month all amounts billed for its services under the agreement with QSC. The sales partner must pay QSC irrespective of whether it has collected the amounts due from its customers. The credit risk from the access agreement between QSC and the end-user rests with the sales partner. Revenues from non-recurring installation charges are capitalized and amortized over the estimated average subscriber life of 12 months. Payments received in advance of providing services are recorded as deferred revenues until the period such services are provided.

**Revenues from services based on service agreements with IN-telegence /** These are revenues arising from service agreements with IN-telegence (see Note 4a). Revenues arising from service agreements are recognized on a straight-line basis over the term of the service agreements with IN-telegence.

p) **Cost of revenues //** Cost of revenues are our network expenses totaling TEUR 103,480 in financial year 2001. These costs consist primarily of monthly rental costs for lines between the end-user and central office, between central office and Metropolitan Service Centre, between Metropolitan Service Centre and sales partner and for lines interconnecting the Metropolitan Service Centre. These costs also include line installation costs, rental costs for the central offices and Metropolitan Service Centres and expenses associated with the design, the deployment and the operations of the network.

q) **Personnel expense //** The personnel expenses of fiscal year 2001 totaled TEUR 19,080. TEUR 7,887 are included in the cost of revenues and TEUR 11,193 in selling, marketing and administration expenses.
QSC employed an average of 229 persons in fiscal year 2001 (2000: 119)

r) **Advertising expenses //** Advertising costs are expensed as incurred. Advertising expense was TEUR 11,926 in 2001 and TEUR 13,384 in 2000.

s) **Stock-based compensation //** QSC accounts for stock-based employee compensation arrangements in accordance with the provisions of APB Opinion 25, "Accounting for Stock Issued to Employees", for convertible bonds granted to employees under stock option plans. QSC has therefore adopted the disclosure provisions of SFAS 123, "Accounting for Stock-Based Compensation". QSC amortizes stock-based compensation recorded in connection with its stock option plans over the vesting period of the convertible bonds.

t) **Income Taxes //** QSC utilizes the liability method of accounting for income taxes in accordance with SFAS 109, "Accounting for Income Taxes". Under the liability method, deferred taxes are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realizable.
In Germany, until the tax law was changed in October 2000, income was taxed at two different rates. A higher "undistributed" tax rate was applied to income generated but not distributed to shareholders. Upon distribution, such income was taxed at a lower "distributed" tax rate. QSC used to record deferred taxes at the undistributed tax rate. A tax credit was recorded for differences between the undistributed and distributed tax rates in the period in which income was distributed to shareholders, and the related deduction was claimed on QSC's tax return.

As described above, effective October 2000, all income is taxed at one rate. Accordingly, QSC has applied this enacted rate when measuring deferred tax assets and liabilities as of December 31, 2000 and 2001.

u) **Goodwill** // Goodwill consists of the excess purchase price over the fair value of the identifiable net assets acquired in acquisitions. Such amounts are amortized using the straight-line method over four years.

v) **Segment information** // QSC applies the "management" approach in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information", for identifying reportable segments. The management approach designates the internal organization used by management for making operating decisions and assessing performance as the source of QSC's reportable segments. In fiscal year 2001, QSC operated in one segment: Internet and corporate network access in Germany.

### 3. Investments

On February 23, 2001, QSC signed contracts to acquire a 65% share in COMpoint Network Consulting GmbH, Vellmar/Germany ("COMpoint"). There are a put and a call option at the same price on the remaining 35% of COMpoint exercisable between June 1, 2002 and June 30, 2004, by the seller and QSC respectively. Interest has been accreted to the estimated strike price of the option. COMpoint, a limited liability company, is an Internet service provider offering telecommunications and network solutions to its customers. QSC purchased its 65% share in COMpoint for consideration of TEUR 853, which was paid in cash. QSC recorded TEUR 715 of goodwill in connection with the purchase of its share in COMpoint, which is being amortized over its estimated useful life of four years. During 2001, QSC amortized TEUR 148 of this goodwill. Minority interests have been classified as other non-current liabilities. The results of operations of the acquired business have been included in the consolidated financial statements since the date of acquisition. Pro-forma operating results for the twelve months ending December 31, 2000 and 2001, assuming the acquisition had been made on the first day of each period would not be materially different from the results presented.
On April 24, 2001, QSC signed a contract to acquire a 41% share in Gesellschaft für Internet-Kommunikation AG, Aachen/Germany ("Ginko"). Ginko is an Internet service provider specializing in the provision of fast Internet access. The acquisition agreement of April 24, 2001

provides for a capital increase from TEUR 153.5 to TEUR 184.1 with the shares thus issued to be acquired in total by QSC. The capital increase was registered in the commercial register on June 6, 2001. The acquisition contract includes a put and a call option at the same price by the seller and QSC respectively on the remaining 49.2% of Ginko. The call option can be exercised by QSC at any point in time. The put option is exercisable by the seller between January 1, 2002 and December 31, 2003. On December 14, 2001, QSC exercised its call option on a further 12.5% of Ginko, increasing its overall share in Ginko to 63.3%.

The results of operations of Ginko have been included in the consolidated financial statements since May 1, 2001. The effect on QSC's results of operations of consolidating Ginko for the period from May 1 to June 5 is not material. A minimum value calculation using an option-pricing model yielded a minimum value of the options of zero. During the reporting period, QSC paid TEUR 896 in cash for its share in Ginko. A remaining variable purchase price component yet to be paid is contingent upon the number of newly contracted end-users during 2001. QSC recorded TEUR 968 of goodwill in connection with the purchase of its share in Ginko. TEUR 128 were amortized in 2001. Pro-forma operating results for the twelve months ending December 31, 2000 and 2001, assuming the acquisition had been made on the first day of each period would not be materially different from the results presented.

The acquisitions of both COMpoint and Ginko have been accounted for under the purchase method of accounting.

QS Communications (Benelux) B.V., Amersfoort/Netherlands ("QSC Benelux"), one of QSC's strategic investments made in 2000, was, due to the weak capital markets, not able to secure additional financing required to fund its future business activities. Suspension of payment was requested on May 8, 2001 and declared on the same day. Bankruptcy was declared on June 6, 2001.

On April 26, 2001, the shareholders of ALCHEMIA S.p.A., Milan/Italy, one of QSC's strategic investments made in 2000, resolved to change the company's name to Netchemya S.p.A. ("Netchemya"). Netchemya increased its share capital by TEUR 10,000. QSC acquired 3,000,000 of the 10,000,000 newly issued shares for TEUR 3,000. QSC paid TEUR 3,000 in cash for these shares during the reporting period. On October 10, 2001, QSC sold 1,137,000 Netchemya shares to TISCALI S.p.A.. QSC received TEUR 1,137 in cash for these shares. The transaction reduced QSC's share in Netchemya's share capital to TEUR 5.688 or 25%.

From January 1 to December 31, 2001, QSC recorded post-acquisition losses of TEUR 2,299 from its investments in Netchemya and QSC Benelux. QSC uses the equity method of accounting for its investments in Netchemya and QSC Benelux.

## 4. Related party transactions

During 2001, QSC participated in transactions with companies affiliated with Bernd Schlobohm, Chief Executive Officer of QSC, Gerd Eickers, a QSC board member and three other officers of QSC. The business relationships and transactions with related parties during 2001 were as follows:

a) **IN-telegence //** IN-telegence provides value added telecommunication services. Its customers are content providers, who via service numbers such as those with prefix 0800, 0180 and 0190 provide entertainment services, weather forecasts, stock quotes and other services to the public. The user of this service pays a premium on the price of the telephone call to these numbers to compensate the content provider for its service. Even though IN-telegence enters into direct contracts with the content providers, the public can only access the content providers' service numbers via the QSC switching facility and Deutsche Telekom AG's network. With its telecommunication licenses, the interconnection agreement concluded with Deutsche Telekom AG and the provision of the switching facility, QSC provides the basis for the IN-telegence business. IN-telegence maintains the infrastructure and supports QSC in operating the switching facility. QSC and IN-telegence have concluded service agreements governing the details of their cooperation.
As at December 31, 2001, TEUR 13,196 (2000: TEUR 22,892) were recognized as accounts payable to IN-telegence. This balance results from QSC acting as an intermediary between IN-telegence and Deutsche Telekom AG, i.e. an equivalent amount is recognized as a receivable from Deutsche Telekom AG (see Note 6). The payables to IN-telegence only become due after QSC has received the equivalent amounts from Deutsche Telekom AG. As at December 31, 2001, IN-telegence owed QSC an amount of TEUR 679 (2000: TEUR 1,237), representing receivables arising from the service agreement between the parties and from technical services provided by Deutsche Telekom AG to QSC for the benefit of IN-telegence.

b) **MVC Teleconferencing GmbH ("MVC") //** QSC uses MVC's services to conduct national and international audio conferences. In 2001, QSC paid MVC a total of TEUR 1 (2000: TEUR 21). There were no accounts payable as at December 31, 2001 (2000: TEUR 0).

**c) Teleport Köln GmbH ("Teleport")** // Teleport operates and maintains QSC's private broadcast exchange. QSC paid TEUR 45 for these services in 2001 (2000: TEUR 32). As at December 31, 2001, payables to Teleport amounted to TEUR 3 (2000: TEUR 8).

**d) Baker Capital Corp. ("Baker")** // Baker has entered into a management agreement with one of QSC's principal shareholders. Baker provides consulting services on international regulatory framework issues to QSC. QSC incurred TEUR 160 (2000: TEUR 145) in expenses for such services and for out-of pocket expenses for John C. Baker acting as CEO of Baker and chairman of QSC's Supervisory Board. As at December 31, 2001, payables to Baker amounted to TEUR 160 (2000: TEUR 0).

The following table sets forth the development of related party transactions from 2000 to 2001:

| | Revenues in TEUR | Expenditure in TEUR | Cash Received in TEUR | Cash Paid in TEUR |
|---|---|---|---|---|
| **Fiscal Year 2000** | | | | |
| IN-telegence | 272 | 127 | 1,364 | 90,258 |
| MVC | 0 | 14 | 0 | 21 |
| Teleport | 0 | 35 | 0 | 32 |
| Baker | 0 | 145 | 0 | 145 |
| **Fiscal Year 2001** | | | | |
| IN-telegence | 267 | 220 | 2,521 | 115,413 |
| MVC | 5 | 1 | 4 | 1 |
| Teleport | 0 | 34 | 0 | 45 |
| Baker | 0 | 160 | 0 | 0 |

### 5. Cash and cash equivalents

| | 31/12/2001<br>in TEUR | 31/12/2000<br>in TEUR |
|---|---|---|
| Credit on bank and cash on hand | 53,619 | 230,343 |
| Debt securities | 100,157 | 64,437 |
| | **153,776** | **294,780** |

Debt securities consist of commercial papers maturing within 90 days from the date of acquisiton.

### 6. Accounts receivables

| | 31/12/2001<br>in TEUR | 31/12/2000<br>in TEUR |
|---|---|---|
| Trade accounts receivable | 15,643 | 15,239 |
| Less: Allowance for doubtful accounts | (62) | 0 |
| **Trade accounts receivable, net** | **15,581** | **15,239** |
| **Trade accounts receivable due from related parties** | **681** | **1,237** |
| **Unbilled receivables** | **7,256** | **11,747** |
| **Other receivables** | | |
| Tax claims | 16,536 | 11,155 |
| Others | 894 | 70 |
| **Other receivables, net** | **17,430** | **11,225** |

As at the end of 2001, TEUR 7,133 of trade accounts receivable are receivables from Deutsche Telekom AG (see Note 4a). TEUR 7,120 of unbilled receivables also relate to Deutsche Telekom AG (see Note 4a).

The following reflects QSC's activity in its allowance for doubtful accounts for the years ended December 31, 2000 and 2001:

| | Beginning Balance in TEUR | Charged to Cost and Expenses in TEUR | Charged against Existing Reserves in TEUR | Ending Balance in TEUR |
|---|---|---|---|---|
| Year ended December 31, 2000 | 0 | 0 | 0 | 0 |
| Year ended December 31, 2001 | 0 | (62) | 0 | (62) |

## 7. Property, plant and equipment

| | 31/12/2001 in TEUR | 31/12/2000 in TEUR |
|---|---|---|
| **Cost** | | |
| Networking equipment and plant | 109,044 | 75,199 |
| Operational and office equipment | 10,961 | 7,310 |
| Cars | 60 | 38 |
| **Cost** | **120,065** | **82,547** |
| Less: Accumulated depreciation | (30,393) | (9,260) |
| **Property, Plant & Equipment, net** | **89,672** | **73,287** |

The decrease in capital expenditure for facilities and equipment is due to QSC having largely completed the network rollout during 2001. Principal expenditures during 2001 included the interconnection of the Metropolitan Service Centres, the procurement and establishment of co-location rooms in Deutsche Telekom AG's central offices as well as purchase and installation of network-related equipment.

## 8. Intangible assets

QSC requires a class 3 license to be able to operate transmission lines in Germany as well as a class 4 license for the provision of voice telephony services. These licenses are awarded by the German regulatory authority and are subject to an initial, one-time fee. QSC, together with other German license holders, took legal action appealing the authority's license fee directive. In its final ruling of September 19, 2001, the German Federal

Administrative Court declared the license fee directive unlawful. QSC received TEUR 2,038 plus interest of TEUR 240 in reimbursement for license fees it had already paid to the regulatory authoriy. QSC understands that the regulatory authority plans to amend license fee directive. Due to the uncertainty regarding the final resolution of this matter, QSC has recorded the amounts reimbursed within other liabilities. Once the matter has been resolved, any net reimbursement of fees will be credited against the carrying value of the license.

| | 31/12/2001<br>in TEUR | 31/12/2000<br>in TEUR |
|---|---|---|
| **Cost** | | |
| Licenses | 2,867 | 2,867 |
| Software | 2,866 | 1,497 |
| Others | 13 | 13 |
| **Cost** | **5,746** | **4,377** |
| Less: Accumulated depreciation | (1,490) | (604) |
| **Intangible Assets, net** | **4,256** | **3,773** |

## 9. Goodwill

Upon acquisition of its shares in COMpoint and GINKO, QSC recorded as goodwill the excess purchase price over the fair value of the identifiable net assets acquired. As at December 31, 2001, goodwill amounted to TEUR 1,407.

| | 31/12/2001<br>in TEUR | 31/12/2000<br>in TEUR |
|---|---|---|
| Goodwill | 1,683 | 0 |
| Less: Accumulated depreciation | (276) | 0 |
| **Goodwill, net** | **1,407** | **0** |

## 10. Investments at equity method

| | 31/12/2001 in TEUR | 31/12/2000 in TEUR |
|---|---|---|
| Investments at equity method | 8,688 | 6,825 |
| Less: Share of post acquisition losses | (3,692) | (1,398) |
| **Investments at equity method, net** | **4,996** | **5,427** |

During 2001, Netchemya increased its share capital by TEUR 10,000. Of the 10,000,000 newly issued shares, QSC acquired 3,000,000, at their nominal value of TEUR 3,000. On October 10, 2001, QSC sold 1,137,000 of its shares to TISCALI S.p.A. at TEUR 1,137. As at December 31, 2001, QSC held 5,688,000 shares in Netchemya representing an overall interest in Netchemya's share capital of 25%.

## 11. Other accounts payable and other reserves and accrued liabilities

| | 31/12/2001 in TEUR | 31/12/2000 in TEUR |
|---|---|---|
| **Other accounts payable** | | |
| Social security | 694 | 868 |
| Others | 113 | 6 |
| **Other accounts payable** | **807** | **874** |
| **Other reserves and accrued liabilities** | | |
| Outstanding invoices | 15,750 | 36,230 |
| Contingencies | 0 | 3,454 |
| Vacation outstanding | 597 | 540 |
| Employee bonus and renumeration | 2,141 | 2,350 |
| Workmen's compensation | 50 | 26 |
| Tax consulting an legal fees | 231 | 1,038 |
| **Other reserves and accrued liabilities** | **18,769** | **43,638** |
| | 19,576 | 44,512 |

### 12. Employee benefit plan

As at December 31, 2001, there was one employee benefit plan for one of QSC's executive managers. The commitment is reinsured. Pension benefits are fixed at a monthly amount after legal retirement age.

Total pension expenses were:

| | 31/12/2001 in TEUR | 31/12/2000 in TEUR |
|---|---|---|
| **Components of net periodic benefit costs** | | |
| Service cost | 27 | 22 |
| Interest cost | 6 | 4 |
| **Net periodic benefit cost** | **33** | **26** |

The following table sets forth the funded status of QSC's pension plan, amounts recognized in QSC's balance sheets, and the principal weighted average assumptions inherent in their computation:

| | 31/12/2001 in TEUR | 31/12/2000 in TEUR |
|---|---|---|
| **Change in benefit obligation** | | |
| Benefit obligation at beginning of year | 100 | 63 |
| Service cost | 27 | 22 |
| Interest cost | 6 | 4 |
| Actuarial loss (gain) | (25) | 12 |
| **Benefit obligation at end of year** | **108** | **101** |
| **Change in plan assets** | | |
| Fair value of plan assets at end of year | - | - |
| Funded status | (108) | (100) |
| Unrecognized net actuarial loss (gain) | (54) | (30) |
| Unrecognized prior service cost | - | - |
| **Prepaid (accrued) benefit cost** | **(162)** | **(130)** |
| **Weighted-average assumptions as of December 31** | | |
| Discount rate | 6% | 6% |
| Expected return on plan assets | 3% | 3% |
| Rate of compensation increase | 3% | 3% |

The pension accruals are calculated based on the mortality tables of Prof. Dr. Heubeck as of 1998.

## 13. Share capital

By resolution of the annual general meeting on May 17, 2001, the existing authorized capital of QSC was revoked insofar as it had not been utilized and new authorized capital was created of up to TEUR 50,000.
The annual general meeting authorized QSC on May 17, 2001 to acquire its own shares up to an imputed share in the capital stock in the total amount of TEUR 10,000 through the stock exchange or based on a public tender offer. This authorization will be in effect until October 31, 2002.
On May 17, 2001, the annual general meeting authorized the QSC Management Board to issue registered and/or bearer convertible bonds up to a total par value of TEUR 125,000 with a term of up to 20 years and to grant the holders the conversion rights to new shares of QSC which together constitute an imputed share in the capital stock of up to TEUR 25,000. The bonds are to be underwritten by a banking syndicate with the obligation to offer the bonds for subscription to the shareholders. The bonds must be issued prior to May 16, 2006. The issue will be funded by a conditional capital increase of up to TEUR 25,000 (fourth conditional capital increase).

a) **Nominal share capital //** The nominal share capital of QSC consists of ordinary share capital of TEUR 105,009 and is divided into 105,008,714 ordinary shares having a notional value of EUR 1 each. Each share gives the registered holder one vote at the general meeting of shareholders and the right to fully share in dividends. There are no restrictions on voting rights. During 2001, there were no changes to QSC's nominal share capital.

b) **Conditional capital as per commercial register //** As at December 31, 2001, QSC had conditional capital of TEUR 5,000 which relates to stock option plans for QSC's employees as well as Advisory and Supervisory Board members.

c) **Treasury shares //** Since the initial grants of convertible bonds, certain employees have terminated their employment with QSC. As a result, 463,690 shares were transferred back to QSC. QSC sold 273,171 of its treasury shares during 2001. The reissue price of the shares was below the acquisition price. The difference between the reissue price and the acquisition price was debited to retained earnings. As at December 31, 2001, QSC held 1,125,473 (2000: 934,954) treasury shares having a total notional value of TEUR 1,125 and representing 1.07% of total common stock. QSC intends to offer its treasury stock for sale to employees.

## 14. Employee equity incentive program

On May 17, 2001, the annual general meeting approved a third stock option plan ("SOP2001") authorizing the QSC Management Board to issue up to five million registered convertible bonds at 3.5% annual interest with a par value of EUR 0.01. The bonds have a term of up to five years. The authorization is limited until May 31, 2004. The holders of the convertible bonds have the right to change each bond to a registered no-par value share of QSC. Convertible bonds may be allotted to employees of QSC and its affiliated companies, to members of the Advisory Board, the Supervisory Board and the Management Board, as well as advisers and consulting companies. The plan will be funded by a conditional capital increase of up to TEUR 5,000. The conversion price is the closing price of QSC shares on the Neuer Markt segment of the Frankfurt Stock Exchange on the day of the issue of the convertible bond. The conversion rights are subject to a lock-up period, during which the bonds may not be converted. The lock-up period ends one year after the issue of the bonds for 33% of the conversion rights, two years after the issue for an additional 33% and three years after the issue for the rest.
The annual general meeting on May 17, 2001 resolved to modify the lock-up period of the shares issued under QSC's second stock option plan adopted by shareholders' resolution on April 3, 2000 ("SOP2000A"). The shares issued through conversion of convertible bonds under SOP2000A are subject to the following lock-up periods: From the commencement of the second year after allotment and subscription of the convertible bonds, the allottee may freely dispose of 20% of all shares which the allottee is entitled to acquire as a whole through the conversion of the bonds. From the commencement of the third year, the allottee may freely dispose of a further 30% and from the commencement of the fourth year, the allottee may freely dispose of all the remaining shares.

The following table summarizes activity under QSC's stock option plans for the years ended December 31, 2001 and 2000:

| | Number of shares subject to option | Weighted average exercise price in EURO |
|---|---|---|
| Issued and subscribed, below market | 4,157,623 | 2.11 |
| Issued and subscribed, at market | 1,292,186 | 4.22 |
| Exercised | (3,874,067) | 1.95 |
| Forfeited | (59,319) | 4.80 |
| **Outstanding at December 31, 2000** | **1,516,423** | **4.19** |
| Issued and subscribed, below market | 0 | - |
| Issued and subscribed, at market | 2,551,095 | 1.52 |
| Exercised | 0 | - |
| Forfeited | (163,134) | 4.43 |
| **Outstanding at December 31, 2001** | **3,904,384** | **1.32** |

QSC accounts for its stock option plans under the provisions of APB Opinion 25, "Accounting for Stock Issued to Employees" for options granted to employees under stock option plans. Under APB Opinion 25, compensation expense is recognized based on the amount by which the fair value of the underlying common stock exceeds the exercise price of the stock options at the measurement date. In the case of SOP2000, the measurement date is the date of grant. In the case of SOP2000A, the exercise price of 483,169 convertible bonds was reduced in November 2000. The 483,169 convertible bonds are therefore accounted for using variable plan accounting. All other convertible bonds and shares exercised under SOP2000A have a measurement date equal to the grant date. The same applies to the stock option plan SOP2001. As at December 31, 2001, QSC had deferred compensation totaling TEUR 12,086. This amount is yet to be amortized as a charge to operations until the options have been exercised finally. In 2001, QSC amortized TEUR 5,605 (2000: TEUR 9,132). QSC did not record any compensation expense in connection with the 483,169 convertible bonds subject to variable plan accounting. These bonds have a weighted average exercise price of EUR 4.23. QSC's stock closed at EUR 1.25 on the last trading day of 2001 at the Frankfurt Neuer Markt stock exchange.

Had compensation expense for share options granted under the plans been determined in accordance with SFAS 123, QSC's net loss and loss per share for the year ending on December 31, 2001 would have been reduced to reflect a compensation cost of TEUR 3,053 (2000: TEUR 7,322), being TEUR 63 for SOP2000 (2000: TEUR 6,556), TEUR 707 for SOP2000A (2000: TEUR 766) and TEUR 2,283 for SOP 2001 (2000: TEUR 0). The pro-forma amounts are as shown below:

| | 31/12/2001 in TEUR | 31/12/2000 in TEUR |
|---|---|---|
| **Approximate net loss after distribution to preferred shareholders** | | |
| as reported | (104,901) | (89,150) |
| pro forma | (102,349) | (87,340) |
| **Basic earnings per share (in EUR)** | | |
| as reported | (1.04) | (1.15) |
| pro forma | (1.01) | (1.12) |
| **Diluted loss per share (in EUR)** | | |
| as reported | n/a | n/a |
| pro forma | n/a | n/a |

The weighted average fair value of options granted in the period ended December 31, 2001 was estimated at EUR 0.91 (SOP2001) and EUR 0.60 (SOP2000A). The following weighted average assumptions were used: dividend yield of 0% (2000: 0%), expected life of 5 years (2000: 4 years) and a risk free interest rate interpolated out of 3.65% for government bonds with a two year maturity, 3.90% for government bonds with a three year maturity, 4.33% for government bonds with a four year maturity and 4.40% for government bonds with a five year maturity depending on the remaining term of the convertible bond. A volatility of 101.71% (2000: 82.62%) was used in valuing options.

## 15. Income taxes and deferred taxes

The effective tax rates for 2000 and 2001 are as follows:

| | 31/12/2001 | 31/12/2000 |
|---|---|---|
| | in % | in % |
| Corporate income taxes | 20.3 | 20.3 |
| Trade tax on income | 18.8 | 18.8 |
| Surcharge | 1.1 | 1.1 |
| | **40.2** | **40.2** |

Differences between German statutory and US books:
Temporary differences between book basis and tax basis of assets and liabilities result from declining balance depreciation used in the tax balance sheet, lump-sum allowances for accounts receivables, valuation differences for pension reserves and direct offering expenses.
As at December 31, 2001, QSC's accumulated losses for taxation purposes amounted to TEUR 210,468 (2000: TEUR 112,404). The tax effect from these losses is capitalized for US GAAP purposes. Based on a tax rate of 40.2% the tax effect is TEUR 85,659 (2000: 45,186). Based on the recent formation of QSC and its limited operating history, it is unlikely that QSC will generate sufficient taxable income during the carry-forward period to utilize the tax-loss carry-forwards. As a result, a valuation allowance of TEUR 85,659 has been provided against all of these tax loss carry-forwards. There is no current or deferred tax income expense.
In connection with the initial public offering in 2000, QSC had expenses of offering of TEUR 18,728 and in connection with the private placement in 1999, these expenses were TEUR 5,667. These offering expenses are deducted directly from the gross proceeds of the offering and charged against the additional paid-in capital. Because the realization of the benefit of the tax loss carry-forward related to the offering expenses is uncertain, the tax benefit is not taken into account.

| | 31/12/2001 in TEUR | 31/12/2000 in TEUR |
|---|---|---|
| **Net loss before taxes** | **(104,901)** | **(89,174)** |
| Income tax benefit based on the enacted tax rate | 42,170 | 35,848 |
| Share of post acquisition losses | (901) | 562 |
| Valuation allowance for treasury stock | 812 | 403 |
| Deferred revenues | 0 | (94) |
| Pension accruals | 0 | (23) |
| Non-tax deductible stock compensation expense | (2,327) | (3,671) |
| Changes based on the enacted tax rate | 0 | (1,415) |
| Other | 719 | 0 |
| | **40,473** | **31,610** |
| Less: Valuation Allowance | (40,473) | (31,586) |
| | **0** | **(24)** |

The reconciliation of the tax benefit is as follows:

| | 31/12/2001 in TEUR | 31/12/2001 Tax asset in TEUR 40.2% | 31/12/2000 Tax asset in TEUR 40.2% |
|---|---|---|---|
| **Deferred Tax (Asset) / Liability** | | | |
| Declining method depreciation | 7 | 3 | 4 |
| At equity consolidation | (2.299) | (924) | (562) |
| Deferred revenues | (883) | (355) | (96) |
| Deferred cost | 645 | 259 | 0 |
| Pension reserve | (84) | (34) | (29) |
| Other | 0 | 0 | 0 |
| Tax loss carry forward | (210,468) | (84,608) | (44,503) |
| | **(213,082)** | **(85,659)** | **(45;186)** |
| Less: Valuation Allowance | | 85,659 | 45,186 |
| | | **0** | **0** |

The loss carry-forwards in Germany are valid for an indefinite period.

## 16. Debt

Other non-current liabilities of TEUR 201 are due to minority interest in QSC's majority-owned subsidiary COMpoint and the related accretion of interest (see Note 3).

## 17. Litigation

QSC requires a class 3 license to be able to operate transmission lines in Germany as well as a class 4 license for the provision of voice telephony services. These licenses are awarded by the German regulatory authority and are subject to an initial, one-time fee. QSC, together with other German license holders, took legal action appealing the authority's license fee directive. In its final ruling of September 19, 2001, the German Federal Administrative Court declared the license fee directive unlawful. A reassessment of the license fees is yet to take place.

## 18. Allowance for doubtful accounts

Two of QSC's sales partners did not pay their outstanding accounts. Insolvency proceedings have, in the meantime, commenced against both companies. QSC therefore recorded an allowance for doubtful accounts of TEUR 62. QSC generates no further revenues with these customers.

In March 2001, QSC took out insurance coverage against bad debts to improve its credit management. QSC purchases credit insurance for significant accounts with sales partners who act as resellers for QSC products and services. The insurer continuously monitors the credit worthiness of each such sales partner and on that basis determines the insurance amount. QSC's insurance coverage against bad debts is equal to the total of these insurance amounts.

### 19. Commitments and contingencies

QSC has entered into leased line agreements with several carriers in Germany. QSC uses leased lines to connect its Metropolitan Service Centres to the co-location rooms within Deutsche Telekom AG's central offices and to its sales partners.
QSC leases co-location space within Deutsche Telekom AG's central offices from the incumbent and it has entered into rental agreements for its Metropolitan Service Centres. QSC rents office space under various operating leases and leases its company vehicles. As at December 31, 2001, QSC's commitments from leases with a non-cancelable lease term in excess of one year were as follows:

| | year ending 31/12/ in TEUR |
|---|---|
| 2002 | 31,895 |
| 2003 | 13,403 |
| 2004 | 10,838 |
| 2005 | 7,518 |
| 2006 | 4,177 |
| after 2006 | 7,065 |

On November 15, 2001, QSC committed to acquiring a 49% interest in Grell Beratungs GmbH, Cologne for total consideration of TEUR 575, representing a share in common stock of TEUR 49 and additional paid-in capital of TEUR 526. The purchase price will be paid in the form of 575,000 ordinary shares of QSC stock. The registered capital of Grell Beratungs GmbH is TEUR 100. The transaction has not been finalized until December 31, 2001.

### 20. Events subsequent to the balance sheet date

On March 6, 2002, the Supervisory Board appointed Mr. Bernd Puschendorf to the Management Board. As a member of the Management Board Mr. Puschendorf, will be responsible for the areas of marketing and sales.

## 21. Major differences between the accounting, valuation and consolidation principles applied to the principles permitted under german commercial law

Applying the exemption provision of Sec. 292a HGB [German Commercial Code], the Company prepares and publishes its consolidated financial statements in accordance with US GAAP. The exemption provision may only be applied if the accounting principles used conform to the Seventh EU Directive and if the accounting, valuation and consolidation policies that deviate from German law are explained in the notes. QSC has prepared its consolidated financial statements in accordance with US GAAP and the provisions of Par. 292a HGB (German Commercial Code); therefore it is not obliged to prepare consolidated financial statements in accordance with Par. 290 HGB. According to GAS 1 and GAS 1a respectively, US GAAP are internationally recognized accounting rules and comply with the 7th EU Directive.

There are the following main differences between the generally accepted accounting, valuation and group accounting principles which are applicable to large corporations under German commercial law:

In the US GAAP consolidated financial statements amounts are recorded as personnel expenses/income which result from employee stock ownership plans as a consequence of US accounting regulations (stock based compensation). In consolidated financial statements prepared according to German accounting principles, this approach need not be taken.

With regard to deferred taxes, contrary to German accounting principles, deferred tax assets are recognized for future benefits resulting from tax loss carry-forwards.

Treasury shares which the Company acquired in the past fiscal year and direct offering expenses were offset against the consolidated equity in accordance with US GAAP.

# QSC AG, COLOGNE

**Management's discussion and analysis of financial condition and results of operations (EUR amounts in thousands (TEUR), except for per share amounts)**

The following discussion and analysis of QSC's financial condition and results of operations should be read in conjunction with the audited financial statements and the related notes thereto.

**1. Overview**

We commenced operations in January 1997 as a consulting company providing services in telecommunications and information technology. We phased out our consulting business at the end of December 1999.

We were the first company in Germany to publicly announce plans for a nationwide network based on symmetric DSL-technology (digital subscriber line) on November 10, 1999. By December 31, 2001, we had built Metropolitan Service Centres in Germany's 40 largest cities and deployed 974 central offices. The Metropolitan Service Centres were interconnected throughout Germany via fibre-optic leased-lines in the course of 2001. The Germanywide network rollout has thus been largely completed covering more than 20 million homes and more than one million businesses.

We offer our business and residential customers broadband "always-on" connections to the Internet on the basis of standard copper subscriber lines. We provide our services through more than 120 sales partners, mainly Internet service providers acting as resellers. Since March 2001, we have been selling our Q-DSL product family to end-user customers. The Q-DSL product family is available either directly from us or from one of our more than 300 retail partners. As at December 31, 2001, we had sold a total of 32,973 lines.

**2. Factors affecting future operations**

**a) Revenues //** We derive the following types of revenues from our DSL business:

- monthly recurring service charges for connections from the end-user customer to our facilities;
- monthly recurring charges for providing sales partners with broadband capacity at our Metropolitan Service Centres and on our backbone;
- non-recurring charges for installation and end-user equipment;

- monthly recurring charges for providing equipment housing to our sales partners within our Metropolitan Service Centres;
- monthly recurring charges for the leased-line fibre connection from our sales partners to our Metropolitan Service Centres.

We expect prices for both recurring and non-recurring services to decrease each year due to increased competition and future volume discounts.
We generate revenues under our service agreement with IN-telegence GmbH & Co KG as a network carrier. These revenues are insignificant compared to our overall revenues.

b) **Operating expenses** // The following factors comprise our operating costs:

- Network expenses: we pay Deutsche Telekom monthly rental costs for using copper-lines between the end-users and Deutsche Telekom's central offices including non-recurring installation costs for such lines. Network expenses also include monthly rental costs for space within Deutsche Telekom's central offices and for our Metropolitan Service Centres. We pay Deutsche Telekom and other telecommunications companies monthly recurring and non-recurring costs for lines between Deutsche Telekom's central offices and our Metropolitan Service Centres, for lines between our Metropolitan Service Centres and our sales partners and for lines interconnecting our Metropolitan Service Centres. Other network expenses we incur are for repairs and maintenance of our network, for the operation of our network and for the design and deployment of our network. Network costs may vary in the future due to regulatory intervention concerning the monthly rental costs for space within Deutsche Telekom's central offices. We expect leased line costs for lines between central offices and Metropolitan Service Centres, for lines between Metropolitan Service Centres and our distribution partners and for lines interconnecting our Metropolitan Service Centres to decrease in the future due to intense competition and future volume discounts.
- Other operating expenses include costs for selling and marketing activities, research and development costs as well as general and administrative expenses.

c) **EBITDA** // In addition to other measurements, which are reflected in our statements of operations, we measure our financial performance by EBITDA. EBITDA consists of net loss excluding interest, taxes, share of post acquisition losses of equity method investments, amortization of deferred stock compensation, other non-operating income, depreciation and amortization of non-current assets and amortization of goodwill. We believe that EBITDA is a meaningful measure of performance because it is commonly used in the telecommunications industry. However, other companies may calculate it differently from us. We present EBITDA to enhance your understanding of our operating results. You should not construe it as an alternative to operating income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of liquidity. For the twelve months ended on December 31, 2000, we calculated negative EBITDA of TEUR 79,395. For the equivalent period of 2001, we calculated negative EBITDA of TEUR 85,448, primarily due to increased operating expenses in connection with the development and operation of our DSL business.

d) **Capital expenditures** // The development and expansion of our business will require significant expenditures. When we enter a market, we primarily incur the following types of capital expenditures:

- expenditure for procurement, design and construction of space within Deutsche Telekom's central offices;
- purchase and installation of DSL access multiplexing equipment and asynchronous transfer mode switches;
- purchase and installation of equipment for our Metropolitan Service Centres;
- purchase and installation of our network management systems;
- demand-based expenditures for purchasing end-user DSL line cards and customer premises equipment.

We may have to purchase further equipment in future periods depending on the quantity and type of equipment we initially deploy in a central office or in a Metropolitan Service Centres. Following the near completion of the network rollout, the major portion of our capital expenditures is for the purchase of line cards and customer premises equipment to support customer and end-user growth. We expect that the average cost of both line cards and customer premises equipment will decrease in the next few years.

**3. Results of operations (year ended December 31, 2001 and year ended December 31, 2000)**

a) **Revenues** // In financial year 2001, we recorded revenues of TEUR 29,433. Compared with revenues of TEUR 4,971 in financial year 2000, this represents an increase of 492%. The Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") 101 "Revenue Recognition in Financial Statements" in December 1999. SAB 101 requires that, in certain circumstances, revenues received in the first month of a contract be recognized over an extended period of time instead of in the first month of the contract. QSC has adopted the provisions of SAB 101. Accordingly, we do not recognize revenues from non-recurring installation charges in the month they are invoiced, but we recognize them over the estimated average contract life of 12 months. For the period ended on December 31, 2001, we recognized TEUR 29,433 in revenues. TEUR 883 in installation charges are deferred and will be recognized in future periods.

b) **Cost of revenues** // Cost of revenues are our network expenses totaling TEUR 103,480 in financial year 2001. During the equivalent period in 2000, we recorded network expenses of TEUR 62,783. This represents an increase in network expenses of 65%. Currently, network expenses represent approximately 73% of our total operating expenses reflecting the rapid progression of our network rollout and the building of our operating infrastructure. As at December 31, 2001, we operated 974 central offices. We expect increasing network expenses in future periods due to intensified sales activity expected to result in a growing subscriber base.

c) **Selling and marketing expenses** // We recorded selling and marketing expenses of TEUR 21,326 in 2001 and TEUR 17,281 for 2000, representing an increase of 23%. Selling and marketing expenses increased reflecting our efforts to market and sell our end-user products. Selling and marketing expenses consist primarily of salaries, costs incurred for promotional and advertising campaigns and the development of corporate identity. We expect selling and marketing expenses to further increase as we continue to promote our services.

d) **General and administrative expenses //** General and administrative expenses were TEUR 15,410 in the 2001 financial year and TEUR 20,771 during the equivalent period of 2000 – a decrease of 26%.
We were able to reduce general and administrative expenses during 2001, despite the growth in headcount, due to a strict cost management policy and a reduction in consulting services. We expect our general and administrative expenses to moderately increase in future periods as we expand our business and manage our organizational growth.

e) **Research and development expenses //** We recorded research and development costs of TEUR 2,241 in the financial year 2001 and TEUR 2,097 in the equivalent period of 2000, representing an increase of 7%.
Research and development costs primarily consist of development costs for advanced solutions and applications for our DSL business. We expect our research and development expenses to increase in future periods as we continue to develop value added services and new voice telephony products.

f) **Other income (expense) //** Other income (expense) consists primarily of interest income on our cash balance. Interest income for the twelve months to December 31, 2001 was TEUR 10,605 in comparison to TEUR 10,213 in the equivalent period of 2000. Interest expense in the 2001 financial year was TEUR 215. Interest expense incurred from short-term loans, minority interests in the net income of our majority-owned subsidiary COMpoint Network Consulting GmbH, Vellmar/Germany ("COMpoint") and the interest accreted to the estimated strike price of the option on the remaining 35% of COMpoint. We recorded TEUR 20 interest expense during the equivalent period of 2000.
For the financial year 2001, we recorded total post acquisition losses of TEUR 2,299. TEUR 1,513 of this net loss represents our share of the net losses of Netchemya S.p.A. (previously "Alchemia") and QS Communications Benelux B.V. ("QSC Benelux") for the year ended December 31, 2001. The balance of TEUR 786 in post acquisition losses is due to our write off of our investment in QSC Benelux in the first quarter of 2001. QSC Benelux ceased operations on June 6, 2001, as the company was unable to secure further financing. We recorded a TEUR 1,398 share of post acquisition losses during the 2000 financial year.

## 4. Liquidity, capital resources and investments

Our operations have required substantial capital investment for the network rollout. We financed our operations through equity. From 1999 through to December 31, 2001, we raised total net proceeds of TEUR 428,871 through private placements, our public share offering in April 2000 and our employee equity incentive programs. Cash and cash equivalents on December 31, 2001 were TEUR 153,776.

The accumulated deficit of TEUR 323,124 contains TEUR 120,873 in dividends from a beneficial conversion feature in connection with our private placement in December 1999 and TEUR 16,607 deferred compensation resulting from the issuance of convertible bonds. The non-cash beneficial conversion feature is the result of our private placement in December 1999, where we sold shares in series B preferred stock at a price per share deemed below the fair value per share for accounting purposes. We recognized the difference between the deemed fair value per share and the actual price per share as a non-cash dividend of TEUR 120,873 in connection with the beneficial conversion feature. The non-cash deferred compensation amount is the result of the issuance of our stock option plans, where we sold convertible bonds at a price per share deemed below the fair value per share for accounting purposes. In financial year 2001, we incurred TEUR 5,605 in compensation expense.

From January 1 through to December 31, 2001, net cash outflow from operating activities was TEUR 99,453. This was due to net losses of TEUR 104,901 and decreases in accounts payable and accrued liabilities of TEUR 25,142 and increases in assets of TEUR 6,339, offset by non-cash expenses of TEUR 30,002 and decreases in assets of TEUR 5,339 and increases in accounts payable and accrued liabilities of TEUR 1,588. We used TEUR 38,747 net cash for investing activities due to purchases of intangible assets, plant and equipment. During the equivalent period of 2000, such investments were TEUR 78,967. The 51% decrease in investment is primarily due to the largely completion of our network rollout. In determining new markets for expansion we have developed a stringent set of metrics which allow us to identify those areas offering a high potential on the basis of regional market research.

We expect negative cash flows from both operating and investing activities in future periods due to the continuing expansion of our business. We also expect further cash outflows for our network, mainly from the purchase of DSL end-user equipment and line cards. As such, we anticipate that future capital expenditures will correlate with end-user growth.

We paid TEUR 3,000 and received TEUR 1,137 for our interest in Netchemya. The net cash outflow for the acquisition of our share in COMpoint and Gesellschaft für Internet-Kommunikation AG, Aachen/Germany was TEUR 1,067. Net cash provided by financing activities during the financial year 2001 amounts to TEUR 128.

Due to the expansion of our business and network coverage, we expect to experience net cash outflows from both operating and investing activities in future periods. We may make investments in future periods in entities that are complementary in order to further support the growth of our business. We believe that our existing cash will be sufficient to fund those investments.

## 5. Recent developments and outlook

During the financial year 2001, our focus was on the development and marketing of QSC end-user products and services. Since March 2001, we have been offering customized end-user products under the brand umbrella Q-DSL to three target groups: Q-DSL business for small and medium-sized enterprises, Q-DSL office for companies with up to ten workstations and Q-DSL home for premium residential customers. In 2002, our focus will be on marketing our own, high-margin products. Targeted marketing and sales campaigns through all sales channels are designed to increase the brand awareness in the market. In addition to the three target groups already mentioned, DSL is suited to networking decentralized businesses with regionally dispersed branches. We will establish a key account management division for large enterprise customers and projects to target this customer segment.

DSL-based products are particularly attractive to business customers if combined with voice telephony. We plan to develop our first combined data and voice product for business customers in 2002. The provision of voice telephony via an existing "always-on" connection allows for innovative pricing models.

Line sharing is a technical concept enabling simultaneous voice and data transmission by different providers on one and the same subscriber line. Line sharing is particularly attractive for the end-user market. We concluded a line sharing agreement with Deutsche Telekom AG on December 18, 2001. Pilot installations are planned for 2002.

Since the beginning of 2001 we have hired additional personnel. As at December 31, 2001, we had 263 employees in total. We expect the number of employees to increase moderately in future periods.

On May 17, 2001, the annual general meeting elected Mr. Claus Wecker as a new member of QSC's Supervisory Board.

On May 17, 2001, the annual general meeting resolved to increase the annual remuneration of Supervisory Board members as follows: The chairperson and the vice chairperson now receive TEUR 30 and all other Supervisory Board members receive TEUR 25 per annum. Shares and conversion rights held by members of QSC's Management Board and Supervisory Board are as follows:

Shares and conversion rights of Members of the Management Board:

| | 31/12/2001 Shares | 31/12/2001 Conversion rights | 31/12/2000 Shares | 31/12/2000 Conversion rights |
|---|---|---|---|---|
| Dr. Bernd Schlobohm | 13,818,372 | 0 | 13,818,372 | 0 |
| Gerd Eickers | 13,841,100 | 0 | 13,841,100 | 0 |
| Markus Metyas | 2,307 | 1,059,116 | 2,307 | 59,116 |
| | **27,661,779** | **1,059,116** | **27,661,779** | **59,116** |

Shares and conversion rights of Members of the Supervisory Board:

| | 31/12/2001 Shares | 31/12/2001 Conversion rights | 31/12/2000 Shares | 31/12/2000 Conversion rights |
|---|---|---|---|---|
| John C. Baker | 0 | 9,130 | 0 | 9,130 |
| Herbert Brenke | 161,120 | 9,130 | 161,120 | 9,130 |
| Manjit Dale | 0 | 9,130 | 0 | 9,130 |
| Ashley Leeds | 9,130 | 0 | 9,130 | 0 |
| David Ruberg | 4,563 | 9,130 | 0 | 9,130 |
| Claus Wecker | 83,025 | 0 | 83,025 | 0 |
| | **257,838** | **36,520** | **253,275** | **36,520** |

On March 6, 2002, the Supervisory Board appointed Mr. Bernd Puschendorf to the QSC Board. Mr. Puschendorf will be responsible for the areas of marketing and sales.

## 6. Forward looking statements

The statements contained in this report that are not historical facts are forward looking statements. We have based these forward-looking statements on our current expectations and projections of future events. Actual results could differ materially from those anticipated in these forward looking statements as a result of the risks facing us or faulty assumptions on our part. Assumptions that could cause actual results to vary materially from future results include, but are not limited to:

- *our ability to successfully market our services to current and new customers;*
- our ability to generate customer demand for our services in our target markets;
- the development of our target markets and market opportunities;
- market pricing for our services and for competing services;
- the extent of increasing competition, especially by Deutsche Telekom AG;
- trends in regulatory, legislative and judicial developments.

# GLOSSARY.

**ADSL** Asymmetrical Digital Subscriber Line; asymmetric data transmission technology with downstream rates between 1.5 Mbit/s and 8 Mbit/s and upstream rates between 16 kbit/s and 640 kbit/s.

**ASP** Application Service Provider; service providers that host, manage, support, and deliver software applications and database to customers from a remote data center over the Internet or wide area networks.

**Backbone** High-speed network that interconnects networks with lower speeds/capacities.

**Bandwidth** The transmission capacity of a line.

**Broadband** Data transmission capacity in excess of 128 Kilobit per second.

**CO** Central office or co-location room; local access switching facility of Deutsche Telekom, where the "last mile" begins.

**ISDN** Integrated Services Digital Network; digital switching technology allowing the transmission of any and all forms of telecommunication through a single line.

**ISP** Internet service provider. They facilitate customer data communication by provision of Internet access and related services, e.g. e-mail management.

**Last Mile** The distance from the telephone outlet to the nearest local switching center (central office).

**Leased Line** Any permanently available connection; no time lost due to dialling in and the setting up of a connection.

**Line Sharing** Shared use of a local loop for voice and broadband data services. Both services can be provided by different operators due to a separation of the frequency spectrum used.

**Mbit/s / kbit/s** Megabit per second/Kilobit per second; measuring units of data transmission speed.

**MSC** Metropolitan Service Centre; QSC's local access network mode where local broadband traffic is bundled and connected with Internet and/or the PoTS (Plain old Telephony System) world. The MSC's also house broadband application servers.

**QoS** Quality of Service; in order to ensure an agreed transmission service level, the transport protocol, e.g. must support Quality of Service. Quality of Service for instance, ensures that a video transmitted via QSC speedw@y-DSL will reach the user without distortions.

**SDSL** Symmetric Digital Subscriber Line; symmetric transmission technology, allows for data transfer into both directions at equal speeds of up to 2.3 Megabit per second.

**TKG** "German Telecommunication Law" of 1998. It constitutes the legal basis for the liberalisation of the Telecoms sector in Germany.

**Video-on-demand** The future of home entertainment. Via the Web, movies can be ordered and copied almost "live" through the telephone line. Due to QSC's DSL technology, the virtual video library as well as countless other multimedia services will grow from a technical concept stage to real consumer availability.

**Voice over DSL** The possibility to transmit voice and data simultaneously within the framework of DSL technology.

**Web-Hosting** Service providers offer server capacities mainly to business subscribers for their Internet applications.

# APPENDIX

## CALENDAR

**Shareholders' Meeting**
May 16, 2002

**Quarterly Reports**
May 28, 2002
August 27, 2002
November 26, 2002

**Conferences/Events**
April 27, 2002
1. Kölner Börsentag

June 6, 2002
Deutsche Bank
German Telecoms Conference

June 13, 2002
8. Internationale Handelsblatt-
Jahrestagung "Telekommarkt Europa"

## CONTACTS

**QSC AG**
Investor Relations
Mathias-Brüggen-Straße 55
D – 50829 Cologne
Phone +49-(0)221-6698-112
Fax +49-(0)221-6698-009
E-Mail invest@qsc.de
Info www.qsc.de

**Investor Relations Partner**
Schumacher's AG für Finanzmarketing
Prinzregentenstraße 68
D – 81675 Munich
Phone +49-(0)89-489 272-0
Fax +49-(0)89-489 272-12
E-Mail qsc@schumachers.net

Further information under www.qsc.de

